82- SUBMISSIONS FACING SHEET

02028929

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Exel plc

*CURRENT ADDRESS Ocean House
The Ring
Blacknell, RG12 1AN
U.K

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 15 2002
THOMSON FINANCIAL

FILE NO. 82- 34655 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☒
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: MAC

DATE : 5/1/02

Exel Annual Report 2001

creating new value in the supply chain

AR/S
12-31-01



The work of Exel touches many aspects of our day-to-day lives, across the globe, 24 hours a day. As you sleep, Exel is delivering the food that you buy and the petrol that drives the car that we help build and service. As you go about your daily routine, your mobile phone, personal computer or household electronics have been touched by our teams and our solutions to ensure that you have the choice and efficiency that today's world demands. When crisis comes, our solutions support the medical care you receive and ensure the prescriptions you need are waiting for you and your family.

With around 60,000 employees in over 120 countries worldwide, Exel provides some of the most innovative and dynamic supply chain solutions available today... and tomorrow, supported by highly skilled people and leading edge technology.

Exel – creating new value in the supply chain – by working together – for you.

Contents

- Good progress in contract logistics in Americas and Asia Pacific
- Outperformed difficult freight management markets to deliver sound results
- Strong new business performance with gains of over £600m pa
- Strong free cash flow through continued focus on cash management
- Positive start to 2002: early trading ahead of last year despite subdued markets

Year to 31 December	**2001** **£m**	2000 £m	% Change
Turnover – continuing operations	**4,525**	4,312	4.9
Operating profit – continuing operations [1]	**208.5**	214.5	(2.8)
Operating profit – discontinued operations [1]	**(0.8)**	(8.2)	–
Net interest	**(21.1)**	(15.7)	–
Profit before tax [1]	**186.6**	190.6	(2.1)
Basic earnings per share [1]	**41.4p**	41.2p	0.5
Dividend per share	**21.3p**	20.7p	2.9

[1] *before goodwill and exceptional items*

"2001 saw Exel prove the value of its robust business model by overcoming difficult underlying markets in freight management and the technology and automotive sectors, and achieving a strong rate of new contract wins. Our performance in Asia Pacific and in the Americas was particularly strong given underlying conditions.

We have made a positive start to 2002, despite few clear signs of recovery in our underlying markets. Trading is in line with our expectations and ahead of the same period last year. Our businesses continue to develop new ways of creating value for our customers, and this, combined with our recent contract gains and strong new business pipeline, gives us confidence, at this early stage in the year, that the Group should deliver growth in line with market expectations."

John Allan
Chief Executive



2001 4,525
2000 4,312

Turnover continuing operations (£m)



2001 208.5
2000 214.5

Operating profit continuing operations (£m)



2001 41.4
2000 41.2

Basic earnings per share (p)



2001 7.0 21.3
2000 6.8 20.7

Dividend per share (p)

interim

total

The value of Exel's experience is enhanced by an industry-focused approach to the supply chain that delivers unparalleled business and market expertise. This strategy ensures customers receive focused development and support and creates significant opportunities for resource sharing and efficient transfer of best practice.

Key data

Turnover by industry	
1 Automotive	11%
2 Chemical	7%
3 Consumer	22%
4 Healthcare	5%
5 Industrial	7%
6 Retail	16%
7 Technology	25%
8 Other	7%

Turnover by geography	
1 UK and Ireland	32%
2 Continental Europe and Africa	19%
3 Americas	36%
4 Asia Pacific	13%



UK and Ireland
£1,425m turnover
£61.9m operating profit
26,600 employees



Continental Europe and Africa
£865m turnover
£12.7m operating profit
10,600 employees



Americas
£1,580m turnover
£55.7m operating profit
16,600 employees



Asia Pacific
£553m turnover
£29.0m operating profit
6,900 employees

Exel's industry focus

Automotive
Automotive manufacturers are looking for leaner, more efficient supply chains to support new model development and shorter product life cycles. Exel's supply chain solutions range from international inbound logistics, manufacturing support and parts distribution to vehicle marketing, including inbound and after-sales operations. Exel continues to drive innovation – the Group pioneered and now operates supplier parks for many automotive customers around the world, ensuring timely and cost-effective delivery of components to the production line.

Chemical
Exel supplies proven, high quality services to the chemical industry to reduce costs and ensure that critical operations are performed safely and efficiently. Customers benefit from Exel's dedication to safety, operational excellence and goal of achieving total customer satisfaction. In addition, the Group's approach to integrating local or global transportation capabilities allows efficient management of the entire distribution process, including international transportation and customs management. Exel's services can be provided inside or outside customer facilities.

Consumer
Exel provides a wide range of national, regional and global supply chain solutions to consumer customers. The Group manages large multi-site warehousing operations as well as offering other value added services, including break-bulk handling, re-packaging, multi-modal freight management and reverse logistics. Through supply chain design, operations management and integrated distribution and transportation capabilities, Exel is helping consumer product manufacturers to streamline their operations and enter new markets.

Healthcare
Exel has developed an extensive range of dedicated healthcare solutions, tailored to support the needs of a fast moving industry. This includes customised dedicated and multi-user logistics centres, integrated where necessary with freight consolidation and end-to-end management capabilities. Additional services such as express and temperature controlled delivery, specialist storage, secure order processing, invoicing, cash collection and accounting have been developed to meet the needs of customers.

Industrial
Exel's supply chain services provide a wide range of logistics solutions for many industries. Encompassing the entire inbound and outbound supply chain, solutions range from fully integrated services to discrete specialised freight management services, including expedited airfreight, customs clearance and onward delivery. Exel's global reach ensures that industrial customers can have their complex needs serviced anywhere in the world.

Retail
Exel offers efficient, cost-effective and flexible supply chain solutions to retailers around the world. Services include management of international inbound freight, import consolidation, managed transportation services, distribution centres, in-store logistics, e-commerce and specialised home delivery activities. These services provide a focused solution for retailers seeking to increase their customer satisfaction, focus assets on their core business, enter new markets or expand through the use of new channels to market.

Technology
Exel has responded to the needs of technology manufacturers by developing a range of value added services that reduce cycle times and improve performance. These include providing inbound logistics to production facilities, vendor hubs, turnkey production of hardware and software kits, integrated warehousing and transportation, product delivery and installation plus aftermarket parts distribution. Exel also provides freight management services for technology customers, including international and domestic airfreight combined with integrated track and trace capabilities.

Exel's first full year, after the merger of Ocean Group plc and Exel plc in May 2000, has been a challenging but rewarding one for the Group and its employees. The principal mechanics of the merger are complete, with the structure of the new organisation now established. In the future we can focus on strengthening our relationships with our customers. As they look to their supply chains to yield greater efficiencies and unlock greater value, Exel is ideally placed, with its global coverage and unique integrated capabilities, to work with them and develop solutions that exceed their objectives.

Exel produced solid results in a challenging year, with many of the Group's customers experiencing difficult market conditions, particularly in demand for technology and automotive products. Notwithstanding these conditions, Exel's operations developed business opportunities and focused on cost management and customer service. As a result, turnover on continuing operations increased by 5% to £4,525m and operating profit on the same basis decreased by 3% to £208.5m. Underlying earnings per share improved by 0.5% to 41.4p. I am pleased to be able to confirm that the Board has recommended a final dividend of 14.3p per share, making 21.3p for the full year, an increase of 3%.

The Group has continued to strengthen its portfolio of activities through selective acquisitions. In January 2001, the Group acquired Werthmann+Köster, a German automotive logistics company. In February, the Group opened its first subsidiary in Switzerland. In April, Exel acquired FX Coughlin, a US-based international automotive logistics business. In the autumn, the Group disposed of its interests in the historically loss making German frozen and chilled food distribution businesses through arranging the early termination of a loss making contract, agreeing a management buy out and the closure of its remaining activities. The Group is now better positioned to focus attention on developing its business opportunities.

Overcoming unexpected challenges is a key element in delivering reliable solutions to our customers around the world. Demonstrating this, the tragic events of 11 September resonated strongly at Exel. Caught up in the immediate aftermath of the disaster, Exel's global freight management team worked tirelessly to ensure that essential supplies were delivered, services were maintained and that the events had only a limited impact on our customers and employees. Whilst the long term consequences continue to be felt, the short term financial consequences for the Group resulted in an adverse profit impact of an estimated £5m in the year.

Integrating two businesses and encouraging different teams to work together is not an easy exercise but I am pleased to report that 2001 was a year in which many of Exel's customer and solutions development teams have worked together to secure new business. Throughout the Annual Report, you will see our management and employees explaining how they have addressed particular customer needs, in many cases by pooling skills and resources to achieve a common goal – customer success.

During the year changes to the senior management of Exel have been few. At Board level we were delighted to welcome Mick Fountain, Exel's Chief Executive of Technology and Global Freight Management, and Ian Smith, Group Commercial Director, following their appointments on 1 March 2001. David Finch, Group Finance Director, resigned from the Board in July to assume a similar role at mmO2. David had been Group Finance Director at Exel plc and previously NFC plc for nearly six years, and was instrumental in the restructuring of the NFC businesses ahead of the merger in 2000. His experience will be greatly missed and we wish him well in his new role. John Coghlan, Deputy Chief Executive, assumed the additional responsibility of Group Finance Director, a role he filled at Ocean Group plc prior to the merger.

The solid performance of the Group represents the hard work and dedication of over 60,000 employees around the world. On behalf of the Board and the shareholders of Exel plc, I would like to thank all of them for the contribution they have made to the results we achieved in 2001.



John Devaney
Chairman
8 March 2002

Despite difficult markets for some of Exel's activities, 2001 saw the Group make progress by developing its contract logistics operations and by outperforming underlying weak markets in airfreight, particularly in Asia. In addition, Exel had to absorb the effects of the tragic events of 11 September, which caused significant disruption to global airfreight movements and impacted group profits by an estimated £5m.

Strong new business wins and sustained progress in generating increased revenues from combined services should help position the Group well for the future. A number of acquisitions and a business disposal further refined the portfolio, adding key capabilities and removing non-core operations.

Strategic progress

Exel's logistics activities remain the core area of development. The Group made substantial further progress in implementing its strategy, built around the three core principles of customer focus, global coverage and integrated capability. This strategy has continued to deliver significant competitive advantage. Exel's integrated supply chain proposition has been a key element in securing new business in 2001 and the Group continues to develop innovative supply chain solutions that add value to its existing services and create greater efficiencies for its customers.

Focus on operational performance

During 2001, Exel focused on improving the performance of five business units that had performed below management expectations during the first few months of the year. Good progress has been made in improving performance and prospects at three of the largest operations and the Group restructured and disposed of a fourth. At Exel Direct, the introduction of a new management team and the development of a customer focused business model to service several key contract gains led to a significant improvement in performance during the year. Transportation Services, the US based intermodal road and rail broker, produced sound overall results in weak markets, despite set backs in the first few months of the year, including the loss of several large agents. New contract wins and the strategic decision to exit the milk transportation business should strengthen Exel's UK based Tankfreight operation in 2002. In December, the Group disposed of its non-core loss making German frozen food distribution business and put in place a programme to close its remaining restaurant services activities in Germany in the first half of 2002. The fifth business, Automotive Management Services, with turnover of around £30m, continues to receive management focus as early signs of recovery were not sustained.

Acquisitions

Exel has continued to make selective acquisitions to enhance global coverage and capability. These include Werthmann+Köster, FX Coughlin and All Cargo Logistics. In addition, the Group set up its first operation in Switzerland and acquired a controlling interest in its airfreight agent in Turkey. The Total Logistics Company (TLC), a healthcare logistics business based in Australia and New Zealand, which the Group acquired at the end of 2000, performed ahead of expectations.

Werthmann+Köster, a German automotive logistics supplier acquired in early 2001, performed well. FX Coughlin, a freight management company serving principally the US automotive sector, did not meet expectations. The business only broke even in its first nine months in the Group, with particularly disappointing results in the last few months of the year, its key trading period. Performance was severely impacted by the events of 11 September and by sharply reduced production volumes within Ford, its largest customer. Whilst vigorous management action has been taken to minimise costs, maximise synergies and pursue new business opportunities, the timing and degree of financial improvement will be significantly linked to the recovery of the US automotive industry and particularly Ford. Opportunities to leverage the specialist skills of the business, as Exel further develops its relationships in the automotive industry, remain strong.



Value added services
Exel's innovative supply chain solutions move beyond traditional logistics and transportation solutions, adding value to products and services and increasing effectiveness throughout the process. Solutions range from pre-sales and after-sales activities to configuration, order processing and call centre management. In many cases, through a seamless and collaborative relationship with customers, Exel's people represent the customers' brands, delivering directly to the end user.



1
2
3
4

Continuing logistics turnover by geography

1 UK and Ireland	32%
2 Continental Europe and Africa	19%
3 Americas	36%
4 Asia Pacific	13%

The overall financial performance of Exel's acquisition programme continues to be satisfactory. These focused acquisitions have strengthened group capabilities and coverage and led to significant benefits through strengthened commercial opportunities and customer recognition. For example, through combining contract logistics skills with global airfreight and Exel's US domestic freight forwarding business, acquired in 1998, major technology customers have seen stronger inventory management skills and time definite fulfilment deliver improved service levels. Exel will continue to seek selective acquisitions which add strategic capability, are reasonably priced and are capable of being integrated and managed within the Group.

Accelerating the sale of integrated service propositions
In 2001, the Group made considerable progress in selling to customers its global, integrated supply chain management solutions. During the year, the Group secured new business wins totalling over £600m of annualised turnover, of which 30% involved integrated supply chain solutions. After accounting for contract losses and strategic decisions to withdraw from weak markets, new business secured net gains of over £250m annualised turnover, the equivalent of 7% of related logistics activity. As a result, the growth expectation across Exel's supply chain operations remains positive in what are expected to be mixed markets in 2002.

The expectation, at the time of the merger, that Exel could leverage its customer base and successfully market combinations of products and services to the same customer has also been realised. Overall, 65% of new contract gains have been secured with existing customers. Of these, over 50% have involved selling new services, 40% have been generated through cross-selling and 30% have enhanced our geographic scope with individual customers. Examples include gains with Carrefour, Compaq, Dal-Tile, Disney, Saab and Tesco, which have been realised through combining the products and services of different logistics activities. In recent months, Exel has announced gains with Home Depot, which combined Exel's retail services in North America with the expertise of Exel's automotive specialists to create a unique cross-dock solution for the leading retailer. Exel's business with Dal-Tile has been significantly expanded by the collaboration of Exel's contract logistics and transportation teams to create an international solution to the customer's supply chain management needs.

Creating new value in the supply chain
The unrivalled position of Exel as a global integrated freight management and contract logistics business provides the Group with an opportunity to develop stronger and deeper relationships with its customers. Responding to clear demands for integrated logistics solutions, Exel has been able to develop, for many of its clients, customised solutions that unlock significant amounts of shareholder value. In turn, these implementations have helped Exel to achieve steady results in 2001 and underpin improving prospects in future years. Accelerating the development of this opportunity is a key objective for the Group in 2002.

Prospects
Exel has a strong global spread and balance of activities that have enabled the Group to achieve robust results during a demanding year. Underlying markets have been weak, particularly in the technology and automotive sectors, where reduced demand for products and services compounded the impact of a slowing global economy. Exel took action early in 2001 to position its operations to minimise the impact of these weaknesses.

Exel has made a positive start to the new year. Trading is in line with internal expectations and ahead of the same period last year. At this early stage in 2002, there are few signs of any immediate recovery in underlying markets. The trend of key customers to outsource more of their logistics needs continues to be strong and Exel, the leading global supply chain specialist, remains well positioned to benefit from these initiatives.

Exel's new business pipeline is strong and the rate of new contract wins early in the year is in line with expectations. Building on the sound platform created by the merger, Exel is well positioned to meet market expectations for growth in 2002 and support the future development of the business.



John Allan
Chief Executive
8 March 2002

Leveraging industry-focused expertise, global resources and advanced technologies, Exel offers a complete spectrum of services and capabilities that can be integrated in different combinations to meet the needs of the customer.

Integrated management solutions
With an experienced international management team, Exel is able to provide best practice solutions, tailored to customers' specific supply chain requirements. Backed by strong experience in consultancy and design and a proven track record in successful implementations, anywhere in the world, Exel uses the latest technology to derive original, effective and efficient customer focused solutions.



Manufacturing and raw materials
Exel's solutions include sophisticated systems for handling all types of raw materials, including those of a hazardous nature. Utilising air, land or sea transportation, raw materials can be transported effectively to the point of manufacture. Related warehousing solutions can be developed to optimise the fulfilment of customer needs.

Primary movement
Exel is one of the world's leading providers of comprehensive forwarding services, with extensive global coverage, multi-modal capabilities, a range of time definite services, complete customs brokerage capabilities and web-enabled tracking. Exel has a strong presence in all key markets and is well positioned to support customers in attaining their transportation goals through its network of 675 locations in over 120 countries.



Import and export activities
Exel combines detailed expertise in worldwide customs regulations with local knowledge to ensure the smooth flow of all international shipments. Offering a complete menu of traditional brokerage services, customs management is central to Exel's service offering in every market of operation.

Integrated information systems
Exel leverages best-in-class technology to improve the visibility and control of product and information throughout the supply chain. Sophisticated warehousing and transport management systems are deployed cost-effectively to improve inventory utilisation and transportation efficiency. Integrating these systems with other enterprise resource planning applications streamlines information flows across businesses and facilitates e-business implementations.





Secondary movement
Exel provides multi-modal transport solutions to customers in all industry sectors. Utilised as part of a comprehensive supply chain management solution or as a single service, Exel's transport solutions are designed to add value and deliver cost savings. State of the art technology such as Exel's Managed Transport Services, considers a customer's transport network in its entirety and offers practical management solutions to significantly reduce costs and increase efficiencies.

After-sales services
Exel's innovative supply chain solutions move beyond traditional logistics and transportation services, adding value to products and services and increasing effectiveness throughout the process. Solutions range from after-sales configuration, order processing and call centre management with pre- and post-manufacturing services performed within the warehouse environment to improve resource utilisation, inventory management and customer service.



Distribution centres
Exel has an outstanding record for successful warehouse design, implementation and operation for both dedicated and multi-user facilities. Warehousing services support inbound logistics, distribution and aftermarket services in a way that improves inventory management, reduces total operating costs and improves cycle times. A significant range of value added services can be incorporated into the design to ensure maximum flexibility in sub-assembly, packing and other product customisation.

B2B and B2C distribution
Business-to-business fulfilment is delivered through Exel's global transportation and distribution network. Business-to-consumer e-commerce is provided by distribution and home delivery services that connect Exel customers with consumers, allowing manufacturers and retailers of products not handled by parcel carriers or traditional integrators to connect directly with consumers. Attention to detail in last mile services ensures customer satisfaction levels are raised as high as possible.



Powering ahead with Mercedes-Benz

Exel developed a new contract with Mercedes-Benz España for the provision of inbound logistics services to the vehicle manufacturer's plant in Vitoria, Spain. Exel manages the receipt and warehousing of components, linefeed and all in-plant logistics and controls industrial park management. The contract was awarded as a result of Exel's consistent levels of expertise in this area generated across the global supply chain business and builds on Exel's ongoing relationship with Mercedes' parent, DaimlerChrysler, which includes 16 operations across the globe.



UK and Ireland

Contract logistics

Turnover from contract logistics activities in the UK and Ireland rose by 1% to £1,168m (2000: £1,157m). Organic growth, adjusting for the impact of exchange rates, acquisitions and disposals, was also 1%. Operating profit declined 13% to £56.1m (2000: £64.8m), principally reflecting the revised contractual arrangements at Tradeteam, difficult trading conditions in technology and the weak performances at Automotive Management Services (AMS) and Tankfreight, offset by good performance in Retail. As a result margins declined to 4.8% (2000: 5.6%).

Retail and consumer activities showed steady growth in both turnover and profit. Year on year benefits were seen from 2000 and 2001 contract wins with Argos, IKEA, Littlewoods, Safeway, Sainsbury's, Selfridges, Somerfield and Tesco. Healthcare margins were lower than in previous years due to the full year impact of increased overheads as the global management team was established to develop this market. Underlying gross margins at key activities were unchanged. In the technology sector, sharply decreased levels of activity and the decisions of key customers to relocate operations from Ireland and Scotland impacted results in the year. Contract wins, including new business with Lucent, provided some offset. In automotive, new business wins with Bridgestone, Cummins, Exide and Ford provided some balance to the poor performance at AMS which saw significant volume weakness, particularly in the first half of the year, at a time when the Group was making revenue investments in the business to enhance systems and deliver restructuring. Tradeteam performed well during 2001, although margins were slightly down, reflecting the impact of the contract extension agreed with Bass Brewers in mid-2000. Tankfreight operations, whilst maintaining strong revenues, saw margin weakness due to operational difficulties that have been largely resolved. The full year effect of new business with BP provided some offset to the strategic decision to exit milk transportation.

Freight management

Turnover from freight management activities increased by 6% to £257m (2000: £243m) and operating profit improved by 7% to £5.8m (2000: £5.4m). On an organic basis, turnover grew by 2% and operating profit declined 4%. Overall operating margins improved slightly to 2.3% (2000: 2.2%).

Performance in the UK airfreight businesses improved on similar year on year volumes. Cross-selling initiatives supported new business gains, including contract wins with Hewlett Packard and Lucent. The downturn in technology activities in Ireland, as customers reviewed manufacturing strategies, led to decreased margins, although the addition of new business saw overall volumes ahead 14%. Operating profit at Exel's international mail and courier businesses was down on unchanged volumes, reflecting difficult market conditions.

Continental Europe and Africa

Contract logistics

Continental European and African contract logistics operations made good progress during 2001 with turnover ahead 22% at £430m (2000: £351m) and operating profit up 33% to £6.5m (2000: £4.9m). On an organic basis, turnover increased by 11% and operating profit reduced by 2%. Operating margins improved to 1.5% (2000: 1.4%), principally reflecting the impact of the Werthmann+Köster acquisition in early 2001.

Good performance was achieved in technology, led by organisational changes at key operations in The Netherlands, and automotive, aided by the acquisition of Werthmann+Köster and other new contract gains. Exel also benefited from the first full year of its lead logistics partner relationship with Ford in Europe. Performance at consumer activities in Belgium, France and Germany was somewhat weaker due to volume

Consistent in service and capabilities Exel's teams provide the benchmark in reliability, design, implementation and management of tailored supply chain solutions, using a well-developed and unique set of tools and processes. This globally consistent methodology is designed to achieve operational excellence by equipping the business with consistent tools and techniques to support customer needs and create an environment for innovation.



"Mercedes-Benz' decision to commit to Exel for the next 10 years is a strong endorsement of our ability continually to improve solutions as the industry moves on and new technologies become available. Mercedes will benefit from a best-in-class, inbound solution delivering improved reliability, efficiency and visibility in the supply chain."

Toni Serra
Operations Manager

Providing a high class service for Allied Domecq

In Spain, Exel has developed a supply chain solution for Allied Domecq to outsource fully its existing in-house logistics operations. Described by the customer as 'the most efficient distribution company in Spain, with a high-class service to customers', Exel is committed to providing innovative solutions and added value services to its customers. Achieving a leading position in the Spanish drinks market underpins this approach, highlighting Exel's attention to detail, accuracy in implementation and top-flight practices.



reductions. Performance in Spain remained steady. New business wins included a significant contract with Allied Domecq. During the year, Exel established a European managed transportation services facility to support operations with Unilever and Kraft Jacob Suchard. Retail operations performed well. New contract wins across Europe included Alcampo in Spain and Intermarché in France. In South Africa, Exel has provided an integrated supply chain solution for Compaq involving the distribution and storage of Compaq's products originating from Europe and the Far East. In addition, Exel secured new contracts with Gillette and Kodak for integrated logistics operations in the region.

Freight management

Freight management activities proved resilient in difficult markets. Turnover grew by 14% to £435m (2000: £383m). Operating profit reduced to £6.2m (2000: £10.9m). On an organic basis, turnover grew by 12% and operating profit decreased by 47%. Operating margins decreased to 1.4% (2000: 2.8%). The weaker margin mainly reflects investment in a strengthened regional senior management team and a poor performance in the Group's Dutch seafreight operations, which has also incurred some restructuring costs. Airweight was up slightly compared with the previous year. Notwithstanding the weak performance in The Netherlands, the contribution from seafreight operations across Europe improved 12%.

Across the region, growth in airweight was achieved despite worsening underlying trading conditions, particularly in technology related operations and within Sweden and Germany. The transfer of two customers' manufacturing activities from Germany impacted margins. Operations in Finland, Italy and The Netherlands all made good progress in the year, as did the specialist Motorsport logistics operation. In February, the Group started its first operation in Switzerland. Exel's freight management and other services in West Africa performed strongly. At the very end of the year, Exel strengthened its market reach through the acquisition of All Cargo Logistics, an airfreight business in Austria.

Americas

Contract logistics

Turnover from contract logistics activities in the Americas was up 10% at £658m (2000: £599m) and operating profit was ahead 13% at £37.1m (2000: £32.7m). On an organic basis, turnover and profit were ahead 4% and 6% respectively. Operating margins improved slightly to 5.6% (2000: 5.5%).

Consumer activities in the Americas benefited from the new business secured in 2000 from Unilever in Brazil and Procter & Gamble in the US. These more than offset several business reductions. As reported at the half year, operating issues with one particular customer impacted results but these have now been largely resolved. Retail operations improved efficiencies and made some progress in securing new contracts, including business with Toys R Us and Home Depot. Exel Direct has completed its reorganisation and now provides both dedicated and network services for customers. The reorganisation and the addition of new business with appliance manufacturers Amana and Maytag and retailer Williams-Sonoma have largely offset the impact of the loss of a key customer in mid-2000. Chemical performance declined in line with underlying volumes as customers reduced manufacturing levels in the US. Automotive contract logistics operations performed very strongly, with turnover ahead over 40% and operating profit up over 50%, mainly reflecting new business growth, particularly with DaimlerChrysler and Goodyear. Notwithstanding difficult markets, technology activities grew turnover and profit strongly, aided by new business gains with Motorola and Agilent which helped offset underlying volume declines. An expanded role at Compaq in Houston also contributed to the performance, as did project design work for a leading office supplies business.

Integrated
In response to our customer requirements, Exel creates solutions that can encompass the entire supply chain. Exel's services range from design and consulting through multi-modal freight management, warehousing and distribution to integrated information management and e-commerce support, delivered on a local, regional or global basis.



"Exel works within seven key industry sectors and we have customer teams which focus on the exact needs of a specific industry, ensuring we understand all the issues and market pressures, enabling us to provide the right solution to our customers and allowing us to build strong relationships."

Lorenzo Saez
Account Manager

Prescribing logistics for the National Health Service
In the UK, Exel has worked closely with the National Health Service (NHS) to provide three London NHS Trusts with off-site supplier consolidation and a materials management service. In 2001, our services to the NHS were extended to include the provision of a regional distribution centre in the South West to service 1,500 user points in hospital and primary care trusts with the NHS Logistics Authority's national product range of around 26,000 different items. By working in full collaboration with the NHS, Exel is able to strengthen the existing infrastructure and provide supply chain efficiency improvements together with consistent levels of service.



Freight management
Turnover from freight management activities in the Americas increased by 3% at £922m (2000: £897m) but operating profit declined by 21% at £18.6m (2000: £23.6m). On an organic basis, turnover and profit were down 10% and 24% respectively. Operating margins decreased to 2.0% (2000: 2.6%). Overall, airweight was up 8% compared with the prior year, reflecting the strong domestic performance.

Exel's airfreight activities in the Americas have performed well in very difficult markets. International airweight was down 8%, slightly better than the underlying market which saw volumes down by around 11%. Exel's domestic airfreight operations maintained their strong growth with turnover up 25% and airweight up 19%, compared with 2000.

The acquisition of FX Coughlin in April 2001 helped establish Exel as a leading supplier of long distance automotive logistics, with specialist skills in recyclable packaging and freight management. FX Coughlin's expertise in securing charter capacity enabled Exel's airfreight operations to respond well to the tragic events in September. However, these events and major production changes at Ford, a key customer, contributed to the business failing to meet expectations, having only broken even in its first nine months in the Group.

After a difficult start to the year, Transportation Services, formerly Mark VII, recovered well and despite low levels of underlying activity, delivered good margins on reduced volumes. New business gains with Coors, Eastman Chemicals and PepsiCo provided evidence of good recovery in the second half of the year.

Asia Pacific
Contract logistics
Turnover from Exel's contract logistics operations in Asia Pacific grew strongly, up 113% to £68m (2000: £32m) with profit ahead £2.9m to £2.3m (2000: £(0.6)m). On an organic basis, turnover and profit were up 49% and 83% respectively. Operating margins improved to 3.4% (2000: (1.9)%).

The addition of the Total Logistics Company, acquired in December 2000, made a significant impact to Exel's critical mass in the Asia Pacific region, and has allowed the Group to develop a leading position in healthcare logistics in Australia and New Zealand. The business has already benefited from new contracts with Boehringer Ingleheim, Tyco and six other global customers of Exel.

New contract wins in Vietnam, with Nestlé, and in Hong Kong, with a leading telecommunications equipment manufacturer, complemented wins in the first half from Johnson & Johnson and Procter & Gamble. Whilst still relatively small, Exel's contract logistics activities in the region have established a firm platform for growth.

Freight management
Despite airfreight markets that were sharply down during 2001 compared with the previous year, Exel's operations in the region delivered a strong performance through focusing on customer service and operational efficiency. Turnover was down 12% to £486m (2000: £551m), but operating profit increased by 12% to £26.7m (2000: £23.9m). Operating margins improved to 5.5% (2000: 4.3%), reflecting careful management of fixed costs, including the renewal of key property leases at lower rents and improvements in freight consolidation.



Improving customer effectiveness through customised solutions
Exel rejects the one-size-fits-all approach to the supply chain. Instead, services are tailored to meet the individual needs of customers. This approach is supported by close collaboration throughout the implementation and operation to ensure that the customer has the best solution to meet the supply chain demands of its marketplace.



"We have worked closely with the NHS and many of its key suppliers to implement major changes to supply chain arrangements over the past few years. The result has been increased efficiency and service reliability at every level, highlighting how Exel is helping its healthcare customers around the world to optimise their supply chains."

Gillian McCann
Development Manager

Developing a supplier park for Saab

Many of Exel's customers have embraced the supplier park concept to provide just in time production line deliveries. Saab recently awarded Exel a 10 year logistics contract to provide an innovative supplier park solution. Utilising Exel's proven technology, operators receive, store, sequence and deliver into production complex parts for over 20 of Saab's first-tier suppliers. The key to winning the contract was Exel's solution set methodology, which has delivered success to customers on repeated occasions around the world. This approach enables the transfer of best practice and provides swift and effective implementation of a tried and tested global solution.



Underlying airfreight markets out of Asia into Europe and the Americas were down around 10% during 2001, particularly driven by weaknesses in the technology sector, on which Exel, in this region, has a high reliance. Against this backdrop, Exel's operations performed well and, through effective operational management and leveraging of the Group's leadership position, delivered high levels of customer service. In particular, performance in the key markets of Hong Kong, Singapore, Korea and Malaysia exceeded early expectations. Developing operations in India, Thailand and the Philippines also made progress and, despite suffering a major fire which destroyed the local office, Exel's Taiwan operation maintained performance. Considerable new business gains were secured during the year in freight management, including contracts with Abercrombie & Fitch, a US retailer, and technology businesses Acer, Maxtor and Sony.

Environmental

Cory Environmental made steady progress, with turnover ahead 2% at £103m (2000: £101m). Reported profit reduced slightly to £14.7m (2000: £15.4m). The overall result for the year was slightly depressed by poor weather at the beginning of the year which resulted in flooding at a landfill site in Gloucester and the closure for three weeks of a landfill site in Essex.

During 2001, Cory made significant progress in securing key strategic objectives related to the development of its landfill activities and waste management contracts in and around London. Planning permission was obtained to extend the life of the Mucking landfill site in Thurrock for a further five years. The business continued to make steady progress towards securing a 30 year contract with the Western Riverside Waste Authority to manage the disposal of municipal waste. Final negotiations of the contract are underway. The proposal envisages using Cory's existing river barge infrastructure and will include significant recycling activities. In addition, Cory has been selected as the sole preferred bidder for the renewal of the waste management contracts with Gloucestershire County Council, due in 2002.

Other landfill developments include planning consent for a new site at Greatness in Kent, providing over 1.5 million cubic metres of capacity. Site preparation is underway and operations are expected to commence towards the end of 2002. Consent was also received for a further three million cubic metres of capacity at Cory's landfill at Bellhouse in Essex, bringing the total consented capacity at the site to around eight million cubic metres. In the Midlands, Cory's landfill site at Himley produced a satisfactory result in its first year of trading and the business has now established a good position in the local market.

Cory's municipal services contracts were depleted by the loss of a contract with the London Borough of Bromley where it was outbid on renewal. The remaining contracts performed in line with expectations, notwithstanding some start-up issues with a new contract in Milton Keynes.

Innovative

Exel continues to develop leading edge solutions that streamline operations and improve control over the supply chain. Exel's comprehensive range of solutions encompass the complete supply chain from inbound logistics to home delivery, harnessing the latest technologies to create the optimum result.



"This new contract with Saab not only continues to strengthen our ongoing partnership with General Motors worldwide, but also builds on our global success implementing supplier parks and sequencing centres on behalf of leading automotive manufacturers. We believe this to be the longest automotive contract of its kind."

Pontus Norberger
Operations Manager

Implementing an integrated supply chain solution for Compaq

In Houston, Texas, Exel provides an exacting solution for Compaq's sophisticated raw material warehousing, inbound and outbound transportation and finished product distribution needs. Exel operates an inbound supplier-owned inventory hub, providing lineside and local shuttle deliveries and the shipping of finished products direct to customers and Compaq partners around the globe. Built on a foundation of strong business relationships with Compaq, not only in the US but also in Asia Pacific and Europe, this contract confirms the strength of Exel's logistics offering. Analysis and effective implementation ensure Exel is able to provide customers with fully integrated customised solutions to solve their supply chain problems.



Increased disclosure
This year, Exel has quite significantly increased the disclosure of its underlying business performance by providing an analysis of its logistics turnover and operating profit with two new important elements:

- the split between contract logistics and freight management by each of our four geographic regions in logistics; and
- an analysis showing the underlying organic change within the business streams during the year.

These are shown in note 1 on pages 42 to 44.

For clarity, we have defined contract logistics and freight management activities, as follows:

- contract logistics includes ground-based supply chain management services, such as integrated warehousing and transportation, just in time services, sub-assembly and other value added services;
- freight management includes airfreight and seafreight forwarding, customs broking, transportation management (including US road and rail) and specialist mail and express services.

Due to the comprehensive range of services provided to customers within individual contracts, there are some cross overs between these two segments but these are relatively small.

Turnover and operating profit
(before goodwill and exceptional items)
Turnover, on continuing operations, including the Group's share of joint ventures' turnover, increased by 4.9% to £4,525m. Excluding the impact of the movement of exchange rates and acquisitions and disposals completed in 2001 and 2000, the organic decrease in turnover was 0.4%.

Group operating profit on continuing operations decreased by 2.8% to £208.5m. Excluding the impact of the movement of exchange rates and acquisitions completed in 2001 and 2000, the organic decrease in operating profit was 6.7%.

Group operating profit margins on continuing operations declined from 5.0% in 2000 to 4.6% in 2001. Logistics margins declined from 3.9% in 2000 to 3.6% in 2001 (excluding the UK pensions credit).

Total contract logistics turnover increased by 8.7% to £2,323.6m, up 4.2% before exchange and acquisitions, as the Group continued to win new business across all geographies. Overall, contract logistics operating profit increased by just 0.2%, the organic decrease being 6.0%. Margins generally improved, other than within the UK, which was particularly adversely affected by the downturn in the technology and automotive sectors.

Total freight management turnover was up 1.2% to £2,098.5m, but down 5.3% before exchange and acquisitions, driven by a fall in total airweight of 3% worldwide. This was due principally to lower activity and volumes from multi-national companies, particularly in the technology sector. In contrast, Exel's seafreight revenues were up 7.8%. Group freight management margins were lower year on year, particularly in Europe and Americas, offset by an improvement in Asia Pacific arising from more efficient consolidation and good cost control. Consequently, group freight management profit decreased by 10.2% to £57.3m, or 13.4% before exchange and acquisitions.



Truly global
With over 60,000 employees working in more than 1,300 locations in over 120 countries on six continents, Exel is well placed to deliver its solutions to customers wherever they want to be. Through a process of continuous improvement, Exel transfers best practice across the globe, enabling customers to benefit from its international scope and experience.



"We are providing Compaq with a comprehensive solution. This is built on a foundation of strong business relationships with Compaq around the world and integrating our full range of logistics expertise from freight management to supply chain consulting and design to the operation of a warehousing solution."

Cary Mosher
Global Customer Director

Acquisitions completed in 2001, principally FX Coughlin, a freight management company servicing the automotive sector mainly in the US but also in Europe (acquired in April 2001) and Werthmann+Köster, an automotive logistics supplier in Germany (acquired in January 2001), contributed £115.6m turnover and £1.8m operating profit (before goodwill amortisation). The incremental impact of 2000 acquisitions, principally the Total Logistics Company in Australia and New Zealand, was £23.8m turnover and £2.5m operating profit.

Environmental turnover increased by 2.5% to £103.0m. Operating profit was £14.7m (2000: £15.4m).

Exceptional items
Total exceptional items amounted to a net charge of £38.0m (2000: £90.9m charge). The profit on disposal of fixed assets was £8.6m (2000: £29.4m, which included £25.9m share of joint venture profit on the disposal of Paddington land and buildings).

In October 2001, the Group reached a successful conclusion to its closing balance sheet dispute with the purchaser of the Allied Pickfords business (sold in 1999), and further proceeds of £12.3m have been received. At the same time, the Group has decided to write off £10.7m against the carrying value of its investment in Allied Worldwide (the company formed by the merger of Allied Pickfords with North American Van Lines in the US), thus leaving a net credit of £1.6m to exceptional items.

In December 2001, the Group announced the resolution for its loss making, shared user network food business in Germany. The frozen food logistics business was sold to a management buy out, resulting in a loss of £23.1m (after reinstated goodwill of £16.1m). The chilled food logistics business is being closed in the first half of 2002 and a provision for closure of £10.2m (after reinstated goodwill of £1.2m) has been charged in the 2001 accounts.

Finally, as announced with the Group's 2000 results, the Group has charged a further £15.0m (2000: £29.9m) of reorganisation costs following the merger.

Interest costs and interest cover
Net interest costs increased by £5.4m to £21.1m (2000: £15.7m), principally reflecting interest on acquisition expenditure. Interest cover was 9.8 times before goodwill amortisation and exceptional items (2000: 13.1 times), or 7.1 times after goodwill amortisation and exceptional items (2000: 6.4 times).

Profit before tax and earnings per share
Profit before tax, goodwill and exceptional items was £186.6m (2000: £190.6m), and earnings per share on the same basis was 41.4p, marginally ahead of prior year (2000: 41.2p). This included an improvement in the Group's underlying effective tax rate (on profit before tax, goodwill and exceptional items) to 30.5% (2000: 31.5%), primarily due to the effective use of tax losses in non-UK entities.

Including goodwill amortisation and exceptional items, profit before tax was £128.3m (2000: £85.3m) and earnings per share was 22.9p (2000: 5.9p).

Dividend
The Board is recommending a final dividend of 14.3p per share. This gives a total dividend for the year of 21.3p per share (2000: 20.7p per share), an increase of 2.9%. The dividend is covered 1.9 times by earnings before goodwill and exceptional items.

Cash flow and debt
Free cash flow was £140.3m (2000: £62.2m), reflecting the strong overall performance in working capital management and lower investment in capital expenditure, due in part to phasing of spend between 2001 and 2002. The year on year improvement in free cash flow was also helped by the significant reduction in reorganisation costs.



"It feels very good to work for a growing and successful business. One of Exel's greatest strengths is the collaboration between different parts of the business, which helps reinforce an integrated approach for our customers."

Julie Smith
Personal Assistant

Improvements in working capital contributed an inflow of £27.9m. Capital expenditure of £123.6m was £23.0m lower than prior year (2000: £146.6m), representing 128% of the depreciation charge (2000: 151%). After proceeds from the sale of fixed assets, net capital expenditure was £66.0m (2000: £76.0m).

Net cash outflow before financing activities was £25.5m which was after expenditure of £116.7m on acquisitions. This contributed to net debt increasing by £43.9m to £219.8m at the year end (2000: £175.9m). Balance sheet gearing at the end of the year was 26.1% (2000: 21.5%).

Accounting standards

These financial statements comply with all accounting standards issued by the Accounting Standards Board applicable to financial statements at 31 December 2001. Exel's accounting policies, which are consistent with the previous year, are set out on pages 40 and 41.

FRS 17 Retirement benefits

The balance sheet disclosure requirements of FRS 17 are set out in note 16 to the financial statements.

In summary, when incorporated into the Group's financial statements (2003 onwards), FRS 17 will require the assets and liabilities of the Group's defined benefit pension schemes to be updated annually at market values and the resultant surplus or deficit to be included in the Group's balance sheet. The profit and loss account will also be impacted – the current SSAP 24 pensions credit within operating profit will be replaced by a charge (in respect of current and past service costs) to operating profit and a credit (other financing income) to net interest costs.

At 31 December 2001, the Group's pension schemes had an aggregate FRS 17 surplus of £491m (entirely in the UK), net of deficits totalling £12m in certain overseas schemes.

The introduction of FRS 17 will have no impact on the Group's cash flow. Contributions to the Group's pension schemes will continue to be determined according to their latest actuarial valuations and on the advice of external actuaries. As highlighted in note 16, the Group's principal pension schemes (which are in the UK) were significantly over-funded at March 2000 and the Group continues to suspend contributions to those schemes. The FRS 17 valuation update as at 31 December 2001 indicates that the UK schemes remain significantly in surplus.

The preliminary estimate of the aggregate impact on the profit and loss account in 2002, if FRS 17 were to be applied in that year, would be about £6m below the SSAP 24 number, which is relatively modest in view of the decline in equity market values over the last 18 months.

It should be noted that the introduction of FRS 17 is likely to result in considerable volatility in companies' (including Exel's) reported earnings due to the move to market values. External market factors, including the expected return on the assets of the pension schemes and market bond yields, will impact the FRS 17 pension numbers. Under the current SSAP 24 standard, however, the impact of the variation in these factors is spread over future years.



Building partnerships
Exel works in collaboration with its customers to improve supply chain effectiveness. Exel's partnership approach allows customers to concentrate on their core business and delivers multiple benefits and *continuous improvement* in increasingly competitive markets, enabling them to stay ahead in a challenging world.



"By introducing our innovative Managed Transport Services solution we are not only operating as a third party logistics provider, but also, as we co-ordinate transportation services supplied by ourselves and other logistics service *providers* working with the customer, we are operating as a fourth party logistics provider."

James Imrie
Regional Implementation Manager

FRS 19 Deferred tax

This new accounting standard has not been adopted early by the Group. When adopted next year, the Group will be required to account for deferred tax on a full provision basis. Exel expects that FRS 19 will have the effect of reducing the Group's net deferred tax liability in the balance sheet due to the recognition of deferred tax assets not currently recognised under SSAP 15 but that the ongoing impact on the Group's effective tax rate will not be material.

Treasury risk management

The Group operates a centralised treasury function in accordance with Board approved objectives, policies and procedures. The treasury function manages the Group's funding and day-to-day liquidity together with the foreign exchange and interest rate exposures and banking counterparty risks. These are the principal financial risks to which the Group is exposed. The treasury function is managed as a cost centre and does not engage in speculative trading. It is responsible for managing the Group's banking relationships.

Exchange rate management

Exel hedges its principal overseas investments (including unamortised goodwill) with a combination of borrowings and forward foreign exchange contracts in order to protect the sterling values of such investments against fluctuations in exchange rates. In addition, spot and forward foreign currency transactions are used to hedge transactional exposures. The impact of exchange rate movements on the translation of foreign currency profits is not hedged. A one cent change in the US dollar/sterling exchange rate would have had an impact of £0.3m on operating profit for the year and a one cent change in the euro/sterling exchange rate would have had an impact of £0.1m on operating profit.

Interest rate management

The strategy for interest rate management is to maintain a mix of fixed and floating rate borrowings which takes into account both the expected lives of assets employed and the length of contracts with the Group's customers. Interest cover is currently 9.8 times. If this was reduced significantly, the proportion of fixed rate borrowings would be increased. The risk is managed using a combination of term fixed debt and, where appropriate, financial instruments such as interest rate swaps, forward rate agreements, caps, floors and collars.

Credit risk management

The strategy for credit risk management is to set minimum credit rating standards for counterparties and monitor these on a regular basis. The policy limits the aggregate credit and settlement risk the Group may have with any one counterparty. For all regular treasury transactions, the minimum rating is Moody's A1 long term or its equivalent. In certain countries in which the Group operates, the sovereign risk rating is lower than A1 and therefore the domestic bank rating is also lower. In these locations, practical measures to minimise exposures are used.

Liquidity and funding management

The Group's funding strategy is to have, as a minimum, committed facilities in place to fund regular cash flows and also modest one-off financing requirements for at least the next 12 months. The Group's principal committed facilities are a syndicated multi-currency five year revolving loan facility for £675m and $275m from the US Private Placement market. Of the syndicated facility, £57.8m was drawn at the year end. The remaining committed borrowings are relatively small and the majority of them are secured against assets, mainly property. The Group also maintains various uncommitted funding facilities to meet short term funding requirements. During the year, the Group has complied with all of its debt covenants.



John Coghlan
Deputy Chief Executive
and Group Finance Director
8 March 2002

Exel believes strongly in the importance of being a good corporate citizen in every country in which it operates and supports the disclosure guidelines on social responsibility published by the Association of British Insurers (ABI) in October 2001.

During 2001, Exel established a Corporate Social Responsibility (CSR) Committee chaired by its Deputy Chief Executive and Group Finance Director. The CSR Committee is responsible for reviewing and co-ordinating Exel's strategies and policies on a wide range of community, employment, ethical and environmental issues and engaging with the growing number of stakeholders in the area of corporate social responsibility. Once approved, new and revised CSR-related policies are being implemented throughout the organisation, building on each business's acknowledgement of its responsibilities in these areas.

Exel's ongoing processes for identifying, evaluating and managing significant risks, as set out in the corporate governance report on pages 28 and 29, include all CSR-related risks. The CSR Committee works in close collaboration with Exel's Risk Management Steering Committee, which co-ordinates Exel's global risk management activities, in order to assess, evaluate and manage any CSR-related risks.

Employment

Exel's employees are key to achieving its business strategy and enhancing shareholder value. Exel seeks to select, develop and retain employees on the basis of ability and qualifications for the work to be performed without discrimination or prejudice under any circumstances, including race, religion, colour, sex, age or physical ability. Exel's policies and procedures are designed to ensure that the human rights of all its employees, whether directly employed or sub-contracted, are respected in accordance with internationally recognised standards.

It is Exel's policy to provide and maintain safe and healthy working conditions, equipment and systems of work for all employees and to provide such information, instruction, training and supervision as may be required for this purpose.

Exel insists on honesty, integrity and fairness in all aspects of its global business and expects the same in its relationship with all parties with whom Exel conducts business. The direct or indirect offer, payment, soliciting and acceptance of bribes in any form are unacceptable practices and are prohibited throughout the organisation.

Environment

The supply chain, by its process, is perceived as having a significant impact upon the environment. This impact covers a wide range of areas such as energy use, emissions and vehicle size and numbers. As a business, Exel recognised the need to consider the environment over a decade ago. At that time Exel started to establish policies and day-to-day working practices, that have developed since then, to support the environment.

Exel regards environmental sustainability as increasingly important for all its stakeholders and is committed to continuous improvement of its environmental performance. In June 2001, a book entitled 'The Green Logistics Company' by Frank Worsford (© Croner.CCH Group Ltd 2001) was published in close collaboration with Exel, which acted as the industry partner and provided numerous case studies and practical examples from Exel's operational experience around the world.

Exel integrates a partnership solution for Dal-Tile



Exel has created a next-day delivery solution integrating a new distribution centre with its long-standing transportation services for the US-based ceramic tile manufacturer, Dal-Tile. The warehouse contract marks the first time Dal-Tile has outsourced supply chain management to a third party logistics provider. Exel has optimised synergies between its warehouse and transportation functions to bring about additional cost savings. A unified solution that drives down costs and improves efficiency throughout Dal-Tile's network – a true example of Exel working together with customers.



"Following the merger, Exel's value proposition, of integrated freight management and ground based logistics, delivers a compelling solution in terms of visibility and control within our customers' supply chains."

Chris Tierney
Strategic Marketing Manager

Exel's environmental policy is a general statement of principles which directs each business within the Group to adopt and comply with an environmental policy appropriate for its particular activity. Exel's environmental policy statement provides as follows:

'Exel recognises its responsibility to minimise any adverse impact of its activities on the environment in which it operates.

In particular, the Group aims to:

- support the principle of sustainable development in the interest of its employees, customers, business partners, shareholders and the community at large;
- comply with all applicable statutory requirements;
- continually assess and, where possible, improve the environmental performance of its operations;
- take environmental considerations into account in its investment decisions;
- support and encourage environmental initiatives in the community;
- conserve energy and minimise waste in its operations;
- promote a wider understanding of environmental issues among its employees and shareholders; and
- ensure that its businesses adopt an environmental policy appropriate to their particular activity within this framework.'

Exel places considerable focus on energy consumption, the efficient use of vehicles, reducing the impact of harmful emissions and recycling packaging and waste products. It is Exel's policy to use ultra low sulphur diesel and to fit continuously regenerating particulate traps on a progressive basis. Air management equipment is installed on owned vehicles to improve fuel consumption. Exel driven initiatives, such as the Managed Transport Services solution, developed by the Group and adopted in the UK and progressively in Continental Europe, ensure that scheduling is more efficient, loading improved and the number of vehicles on the road reduced. Exel's logistics operations have a good environmental record. Exel's automotive business has obtained ISO 14001 registration, the internationally recognised, independently assessed Environmental Management Standard at a number of key sites in the UK.

In the US, Exel was recently accepted into the American Chemistry Council's Responsible Care® programme as a Partner Company. Exel is among the first global third party logistics organisations accepted into this exclusive programme, which is designed to help the chemical industry, and those who are involved with its products and processes, to improve their performance in health, safety and environmental quality.

In November 2000, Cory Environmental established an Environmental Review Group that was tasked with ensuring an Environmental Management System (EMS) is put in place across Cory's business. This involves demonstrating environmental compliance and consideration in all areas of operations. During 2001, Cory made significant progress, with ISO 14001 achieved at Cory's Walbrook Wharf Transfer Station in the City of London, a number of locations close to achievement of certification, the design and implementation of an environmental awareness communications programme and the establishment of a company-wide EMS training programme.

Community Affairs

Exel's new community mission statement provides that: 'As a socially responsible global company, Exel brings the skills and time of its employees, together with financial and other resources, to help children and young people develop their full potential'. During 2001 a detailed review of Exel's role in the community was implemented.

Dedicated US delivery service for DaimlerChrysler



Recently, three new start-ups have been handled perfectly allowing DaimlerChrysler's business to operate at optimum efficiency throughout. These precise implementations are indicative of the strong partnership between the two companies. DaimlerChrysler is a demanding customer, looking for innovative solutions that provide high levels of service and customer satisfaction. By consistently delivering solutions and getting them right first time, Exel is able to provide efficient and effective services to customers, even in demanding market conditions.



"Our goal is to become the preferred supply chain provider for our customers and we are achieving this across Europe and the rest of the world by developing some of the most innovative, but effective, supply chain solutions available. These tailor-made, customer-focused applications are then implemented by appropriately skilled logisticians."

Graham Fish
Chief Executive, Consumer, Retail, Healthcare – Europe

It was recognised that The Exel Foundation and The P H Holt Charitable Trust had long histories of charitable giving and community involvement and Exel wanted to utilise the best of these bodies' activities to deliver the community affairs element of its corporate social responsibility strategy.

To reflect Exel's increasing global coverage, a single vision was identified, which could be utilised to support the local communities in which Exel operates around the world. 'Helping disadvantaged children and young people achieve their full potential' will be the banner under which The Exel Foundation will introduce this concept throughout the organisation.

The P H Holt Benevolent Fund will continue to provide support and development opportunities to Exel's employees and retired staff.

Understanding that education and the development of young people is instrumental to the future of society, Exel has been supporting initiatives in that field through partners such as The Princess Royal Trust for Carers (young carers projects), The Prince's Trust (xl clubs), Crime Concern (three bike clubs in the West Midlands), Motability (Exel Young Disabled Drivers Scholarship), Link Community Development (linking schools in the UK with schools in Africa) and Outward Bound. During the year, Exel committed charitable donations of over £1.1m, an increase of 23% compared with 2000. An excellent example of supporting disadvantaged young people is practised by Exel in South Africa through a particularly successful educational programme entitled 'Exel Educational Development Support Scheme'. During 2001, 25 young people benefited from this scheme which supports these individuals with their education costs. Exel's Trucks and Child Safety programme (TACS) aims to teach children aged 7 to 11 road safety by creating a greater awareness of large vehicles and their associated dangers. During 2001, 11,000 children benefited from a TACS demonstration.

April 2001 resulted in the culmination of a successful partnership year with the Cancer Research Campaign (CRC) and Exel was delighted to be able to present CRC with a total of £220,000 through employee and retired staff fundraising and matching from The Exel Foundation. Exel supports the work of its employees, retired staff and shareholders by matching the funds they raise for their chosen charities, which amounted to £125,000 during 2001. Matched funding is provided to recognise the voluntary work carried out by employees for their personally selected charities or community organisations. In 2001, grants totalled £30,000. The Exel Retired Staff Association's network of 69 branches continues to provide support and social activities to Exel pensioners in the UK, in conjunction with the 200 volunteer visitors.

Cory Environmental remains actively committed to environmental improvement and the Landfill Tax Credit Scheme has increased its opportunities to demonstrate this commitment. The number of Trusts to which Cory contributes has continued to increase, with the establishment of the thirteenth local body, Cory Environmental Trust in Rutland, during November 2001.

During 2001, the Government set a target for landfill operators to distribute 65% of their available funding towards projects that help improve awareness of sustainable waste management practices and recycling, by research and development, education and schemes that develop products from waste and/or markets for recycled materials. Cory has made considerable effort to work towards this target and during 2001 a number of significant projects in this area were supported. The Gloucestershire Environmental Trust, which obtains its funding through Cory, committed £400,000 over a three year period to the Gloucestershire Waste Campaign. The campaign is a partnership between the Trust, the seven local authorities, businesses and householders, and focuses on waste reduction, recycling and composting.



"The acquisition of TLC in 2000, helped us establish our healthcare business in Asia Pacific. Exel can now demonstrate a strong proposition in the region to our global healthcare customers and we are already seeing the results in new contracts with key customers in Asia Pacific."

Evelyne Newton
Solutions Analyst

Non-executive Directors



John Devaney
Chairman



Nigel Rich CBE
Deputy Chairman



Jean-Claude Guez



Tony Isaac



John Loudon



Fritz Ternofsky



Sir William Wells

Executive Directors



John Allan
Chief Executive



John Coghlan
Deputy Chief Executive and
Group Finance Director



Bruce Edwards
Chief Executive, Consumer,
Retail, Healthcare – Americas



Mick Fountain
Chief Executive, Technology and
Global Freight Management –
Americas/Europe



David Riddle
Chief Executive,
Cory Environmental



Ian Smith
Group Commercial Director

Non-executive Directors

John Devaney
Chairman
Appointed Chairman in May 2000 having served on the Board of former Exel plc as a non-executive Director since September 1996. Previously a non-executive Director of HSBC Bank plc, British Steel plc, Eastern Electricity plc and The Energy Group. Currently Chairman of Liberata Ltd and of BizzEnergy Ltd, a Director of Genient Ltd, an internet technology company, and a Director of EA Technology Ltd as well as Chairman of The Gerrard Energy Venture Fund. Age 55.

Nigel Rich CBE
Deputy Chairman
Appointed a Director of Ocean Group in January 1997 and Chairman in April 1997. He was appointed Deputy Chairman of the Company on completion of the merger. Non-executive Director of Hamptons Group Ltd, of which he is Chairman, Granada plc, Harvey Nichols Group plc and Pacific Assets Trust plc. He was appointed a non-executive Director of CP Ships Ltd in October 2001. Age 56.

John Loudon
Appointed to the Board of Ocean Group in 1992. Previously a Managing Director of N M Rothschild & Sons Ltd. Non-executive Director of Derby Trust plc, XL London Market Group plc, Heineken NV, Caneminster Ltd and Simon Murray & Co Ltd. He was appointed a non-executive Director of XL Winterthur International in July 2001. Age 66.

Jean-Claude Guez
Appointed to the Board of Ocean Group in February 2000. Part-time Senior Management Advisor with Accenture (formerly Andersen Consulting), having previously been a Consultant at Accenture for over 33 years, where he became a Partner in 1979 and a Managing Director of the Travel and Transportation Industry consulting activities in Europe in 1991. Since 1998, he has been a Partner in Rocket Ventures, a group of Information Technology Venture Capital Funds in Silicon Valley. Appointed non-executive Director of Eurostar Group Ltd in January 2002. Age 58.

Fritz Ternofsky
Non-executive Director of former Exel plc since October 1998. Member of the Supervisory Board of Compass Germany and Austria and non-executive Director of Care UK plc, Dolphin Nurseries Ltd and Kew Green Hotel Ltd. Former Director of Compass Group plc. Age 58.

Tony Isaac
Appointed a Director of Ocean Group in February 1997. Chief Executive of The BOC Group plc and non-executive Director of International Power plc. Before joining BOC, he was Finance Director of Arjo Wiggins Appleton plc, which he joined shortly before the demerger from BAT Industries plc in 1990. Age 60.

Sir William Wells
Non-executive Director of former Exel plc since February 1996. President of Chesterton International plc, a non-executive Director of Pearl Group Limited, AMP (UK) Holdings, AMP (UK) plc, NPI Limited, National Provident Life Limited, Norwich and Peterborough Building Society and is Chairman of the NHS Appointments Commission. Age 61.

Executive Directors

John Allan
Chief Executive
Appointed Chief Executive of Ocean Group in September 1994. Previously a Director of BET plc. Non-executive Director of Wolseley plc and, until March 2001, Hamleys plc. He was appointed non-executive Director of PHS Group plc in June 2001. Age 53.

John Coghlan
Deputy Chief Executive and Group Finance Director
Joined Ocean Group in October 1995 as Finance Director. He was appointed Deputy Chief Executive on the completion of the merger and Group Finance Director in July 2001. Previously Director – Financial Services of Tomkins plc. Age 43.

Bruce Edwards
Chief Executive, Consumer, Retail, Healthcare – Americas
Joined Exel Logistics Americas in 1986 and was appointed Chief Executive Officer, Exel Logistics Americas in 1995. Appointed to the Board of former Exel plc in December 1999. Age 46.

David Riddle
Chief Executive, Cory Environmental
Joined Ocean Group in 1971 and appointed a Director in 1994. Non-executive Director of Environmental Services Association Ltd and, until March 2001, Newcastle War Risks Indemnity Association Ltd. Age 56.

Mick Fountain
Chief Executive, Technology and Global Freight Management – Americas/Europe
Appointed a Director in March 2001. He began his career in 1969 at LEP Air Services, before moving to Jardine Air Cargo which was acquired by Ocean Group in 1986. In 1992, he became Vice President of the Export Division of MSAS and then President and Chief Executive Officer of the Americas and subsequently also Japan, Korea and the South Pacific. He moved to his current position on completion of the merger. Age 48.

Ian Smith
Group Commercial Director
Joined Ocean Group in May 1998 as Group Commercial Director and was appointed to the Board in March 2001. He heads the Strategy and Mergers and Acquisitions Departments and has line responsibility for the Automotive and Mail and Express Divisions. Previously Managing Director of Monitor Company Europe, a strategy consulting firm. Appointed non-executive Director of MFI Furniture Group plc in September 2001. Age 48.

Board and Committees
Details of Board and Committee functions can be found in the corporate governance report on pages 28 and 29.

Audit Committee
A E Isaac (Chairman)
N M S Rich
F L R Ternofsky

Nominations Committee
J F Devaney (Chairman)
J M Allan
N M S Rich

Remuneration Committee
Sir William Wells (Chairman)
J-C Guez
J Loudon
N M S Rich

Executive Board
J M Allan (Chairman)
J B Coghlan
B A Edwards
G S Fish
M P Fountain
C K Lee
I R Smith
C B Stephens
N Underwood

Company Secretary and Corporate Legal Director
D G Evans

David Finch resigned as a Director of the Company on 26 July 2001.

John Coghlan, Jean-Claude Guez, Tony Isaac and Nigel Rich retire from the Board by rotation under the provisions of Article 86 of the Company's Articles of Association and, being eligible, offer themselves for re-election.

The Directors submit their report and the financial statements for the year ended 31 December 2001.

Principal activities and business review
The principal activities of the Group and a review of the performance of the businesses in 2001 and of likely future developments are set out on pages 4 to 20.

Dividends
The Directors recommend a final dividend of 14.3p per share for the year ended 31 December 2001 (2000: 13.9p) making a total for the year of 21.3p per share (2000: 20.7p). Subject to shareholders approving this recommendation at the 2002 Annual General Meeting, the dividend will be paid on 14 May 2002 to shareholders on the register at the close of business on 19 April 2002.

Share schemes
The Company continues to encourage employee share ownership as it helps to align the interests of employees and shareholders and enables employees to benefit directly from increases in the Company's share price. Under the Company's UK and Overseas Executive Share Option Schemes 1994, options were granted to certain senior employees over a total of 1,870,368 shares on 23 March 2001 at a price of 722p per share and over a total of 2,405,779 shares on 30 July 2001 at a price of 749p per share. Subject to the fulfilment of the specified performance criteria, these options will become exercisable three years from the date of grant. Under the Executive Share Option Scheme 2001, options were granted over a total of 1,556,588 shares on 27 April 2001 at a price of 786p, over 81,323 shares on 1 June 2001 at 755p and over 1,417,259 shares on 31 July 2001 at 749p. Subject to the fulfilment of the specified performance criteria, these options will become exercisable three years from the date of grant. In addition, under the Company's Savings-Related Share Option Scheme 1992, options over 2,310,702 shares were granted to employees on 28 September 2001 at a price of 586p per share. In normal circumstances, these options will become exercisable from 1 December 2004. Fuller details of the Company's various share schemes are set out in the remuneration report on pages 30 to 33.

At the 2002 Annual General Meeting, shareholders will be asked to approve two share schemes for employees, namely a replacement of the existing Savings-Related Share Option Scheme which is due to expire and a new Share Incentive Plan. A full explanation is set out in the separate circular sent to shareholders with this report.

Major interests in shares
At 1 March 2002, the Company was advised of the following notifiable interests in its shares:

	Shares held	% issued share capital
Morley Fund Management Limited	17,387,007	5.84
Scottish Widows Investment Partnership	11,858,478	3.98

Annual General Meeting
The Annual General Meeting will be held on 24 April 2002 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE.

Resolutions covering special business will include a proposal to renew for a further year the Directors' general authority to allot unissued shares of the Company and to allot shares for cash free from the pre-emption restrictions set out in the Companies Act 1985. In addition, a resolution will be proposed to renew the authority for the Company to purchase its own shares. No such purchase has been made during 2001. The authorities will expire on the date of the 2003 Annual General Meeting. Resolutions to approve the new Savings-Related Share Option Scheme and Share Incentive Plan referred to above will also be proposed.

Employment of disabled persons
The Group's policy is to give disabled persons fair consideration for all types of vacancies and to provide them with equal opportunities for training, career development and promotion in line with their skills and abilities.

Employee participation
The Group is committed to the development of a working environment which encourages constructive and flexible forms of employee participation and which offers to employees the opportunity to become involved in matters which affect them. The Company's interim and annual results are communicated to all senior management on a timely basis by e-mail. Processes exist at local level to communicate these results to all employees.

Payment of creditors
It is the Company's practice that payments to suppliers are generally made in accordance with the terms and conditions agreed between the Company and its suppliers, provided that all trading terms and conditions have been complied with. At 31 December 2001, the amount for trade creditors on the balance sheet represented 27 days (2000: 28 days) of average daily purchases for the Group.

Charitable donations
During the year the Group committed charitable donations of £1,174,000 (2000: £954,000). A full report on the Group's charitable work and community involvement is set out on pages 22 and 23. There were no political donations.

Auditors
On 28 June 2001, Ernst & Young, the Company's Auditor, transferred its entire business to Ernst & Young LLP, a limited liability partnership incorporated under the Limited Liability Partnerships Act 2000. The Directors consented to treating the appointment of Ernst & Young as extending to Ernst & Young LLP with effect from 28 June 2001. A resolution for the re-appointment of Ernst & Young LLP will be put to the Annual General Meeting.

Going concern
After making enquiries, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

On behalf of the Board
D G Evans, Company Secretary
8 March 2002

The following statement, which should be read in conjunction with the Auditors' report, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the Auditors in relation to the financial statements.

The Directors are required by the Companies Act 1985 to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit of the Group for the financial year.

The Directors consider that, in preparing the financial statements on pages 34 to 66, the Group has used appropriate accounting policies, consistently applied, supported by reasonable and prudent judgements and estimates and that applicable accounting standards have been followed.

The Directors have responsibility for ensuring that the Company keeps accounting records which disclose with reasonable accuracy the financial position of the Company and which enable them to ensure that the financial statements comply with the Companies Act 1985.

The Directors have general responsibility for taking such steps as are reasonably open to them both to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

The Directors, having prepared the financial statements, have requested the Auditors to take whatever steps and undertake whatever inspections they consider to be appropriate for the purpose of enabling them to give their audit report.

Independent auditors' report to the members of Exel plc

We have audited the Group's financial statements for the year ended 31 December 2001 which comprise the group profit and loss account, group statement of total recognised gains and losses, movements in shareholders' funds, group cash flow statement, reconciliation of operating profit to operating cash flow, reconciliation of net cash flow to movement in net debt, group balance sheet, parent company balance sheet, accounting policies and the related notes 1 to 29. These financial statements have been prepared on the basis of the accounting policies set out therein.

Respective responsibilities of Directors and Auditors
The Directors' responsibilities for preparing the Annual Report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of Directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding Directors' remuneration and transactions with the Group is not disclosed.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. This other information comprises the financial highlights, Exel's logistics activities today, Chairman's review, Chief Executive's review, solutions and services, operating review, case studies, financial review, corporate social responsibility, Board of Directors, Directors' report, corporate governance statement and remuneration report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion
In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2001 and of the profit of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

Ernst & Young LLP
Registered Auditor
London
8 March 2002

Introduction

The Company is committed to high standards of corporate governance and supports the principles laid down in the Combined Code on Corporate Governance ('the Code'). This statement describes how the principles of the Code are applied and reports on the Company's compliance with the Code's provisions.

The Directors' biographies and the composition of the Audit, Remuneration and Nominations committees are set out on page 25. These committees, all of which have written terms of reference, are made up exclusively of independent, non-executive Directors, other than the Chief Executive's membership of the Nominations Committee.

The Board

Comprising six executive and seven non-executive Directors at the year end, the Board is responsible to shareholders for the management of the Group and has a formal schedule of matters reserved for its decision. There is a clear division of responsibilities between the Chairman and the Chief Executive. In the normal course of business, the Board meets eight times a year, with at least one meeting being held away from Head Office at one of the Group's business locations. In March 2001 the Board met in Barcelona, Spain and visited sites operated for customers in the Automotive and Consumer sectors.

The Board has full and timely access to all relevant information to enable it to discharge its duties effectively. The Chairman is responsible for ensuring that all Directors are properly briefed on issues arising at Board meetings. The Board determines the strategic direction of the Group, establishes policies and monitors operational performance and internal controls. Items approved by the Board include annual budgets, medium term business plans, financial reporting to shareholders, major acquisitions and disposals, significant capital expenditure and financing proposals. Certain issues are delegated to duly authorised committees of the Board.

All Directors have direct access to the advice and services of the Company Secretary and are able to seek independent professional advice at the Company's expense if required in connection with their duties. The Company Secretary has responsibility for ensuring that Board procedures are followed. The appointment and removal of the Company Secretary is one of the matters reserved for the Board.

The Company has a programme for meeting Directors' training requirements. Newly appointed Directors who do not have previous public company experience at Board level are provided with relevant training on their role and responsibilities. New non-executive Directors are offered an appropriate induction programme. Subsequent training is available on an ongoing basis to meet particular needs.

The non-executive Directors, including the Chairman, are all considered to be independent in the sense outlined in the Code. They bring a wide and varied commercial experience to the Board's deliberations. Nigel Rich, Deputy Chairman, is the senior independent non-executive Director. John Loudon was appointed a non-executive Director of the Company in 1992 and was re-elected at last year's Annual General Meeting. The Nominations Committee is satisfied that he remains independent of management and fully supports his continued membership of the Board.

Board committees

The Executive Board is chaired by the Chief Executive and consists of the executive Directors, with the exception of David Riddle, and the senior executives identified on page 25. It holds monthly meetings of which half are via conference call for those executives based overseas. The responsibilities of the Executive Board cover the Company's contract logistics and freight management activities and include global strategy, international account development, resource management and the review and approval of projects before they are submitted to the Board. Other key committees include the Acquisition Review Board, which meets monthly to review potential acquisitions and disposals, the Project Review Board, which meets monthly to review new business and contract renewal proposals, the Risk Management Steering Committee, which meets quarterly to review risk management, insurance and health and safety issues, the Systems Executive Board, which meets quarterly to focus on strategic IT issues, and the Corporate Social Responsibility Committee, which meets at least every two months to consider issues relating to the environment, community investment, business ethics and related employment issues.

The Audit Committee comprising three non-executive Directors meets at least four times a year. It provides a line of communication between the Board and the Company's external and internal auditors. Its principal functions include ensuring that appropriate financial standards are established and maintained throughout the Group and reviewing the Group's accounting policies, financial control systems and related matters, making recommendations to the Board as and when necessary. The Committee may, as appropriate, meet with the Company's internal and external auditors without the Company's management being present. It keeps under review the scope and results of the audit, as well as the independence and objectivity of the auditors, particularly in the context of the nature and extent of the non-audit services they provide to the Company.

The Remuneration Committee comprising four non-executive Directors meets at least four times a year. Its responsibilities include setting remuneration policy, ensuring that the remuneration and terms of service of the executive Directors are appropriate and that Directors are fairly rewarded for their individual contribution to the Company's overall performance. It also ensures that the allocation of share options to senior employees and the participation of executives in any long term incentive plan approved by shareholders is on a fair and equitable basis and in accordance with agreed performance criteria. A separate report on Directors' remuneration is included on pages 30 to 33 and forms part of the Company's corporate governance statement.

The Nominations Committee comprising two non-executive Directors and the Chief Executive meets as necessary, and at least once a year. Its principal functions are to consider candidates for Board nomination, including determination of the job description and criteria to be met by candidates, re-election to the Board of those Directors retiring by rotation and succession planning at Board level. As required by the Company's Articles of Association, all Directors are subject to election by shareholders at the first opportunity after their appointment and must stand for re-election to the Board at least every three years. In addition, all Directors aged 70 and over must stand for re-election to the Board every year.

Internal controls

a. Basis for disclosure

Exel has ongoing processes for identifying, evaluating and managing the significant risks faced by the Company.

Processes were in place throughout 2001 for regular review by the Board of the system of internal control and risk management and as such the Company has complied with the Guidance on Internal Controls (Turnbull).

b. System of internal controls

Internal control is defined in the Code as 'all controls, including financial, operational and compliance controls and risk management'. The Board has overall responsibility for the Company's system of internal control and for reviewing its effectiveness, whilst the role of management is to implement Board policies on risk and control. The system of internal control is designed to manage rather than eliminate the risk of failure to achieve business objectives. In pursuing these objectives, internal controls can only provide reasonable and not absolute assurance against material misstatement or loss.

The Board regularly reviews the Group's strategic direction. At the business level, strategic objectives, annual plans and performance targets are set by the executive team and reviewed by the Board in the context of the Group's overall objectives. There is a defined process for identifying, evaluating and managing the significant risks faced by the Group which has been in place for the year under review and up to the date of approval of the 2001 Annual Report. This process has been approved and reviewed by the Board. It consists of:

- a formal identification by management at each level of the Group of the key risks to achieving their business objectives, together with the risk management activities whereby they minimise these risks and the routine assurance processes which indicate the effectiveness of their internal controls. The formal process includes evaluation of the inherent impact and likelihood of each risk and the residual impact and likelihood after management action;
- a process of regular certification by management that they are responsible for the risks to their business objectives, that they have reviewed their risks and controls and that they have complied with the requirements of Group policies;
- a process of regular reporting and review at divisional executive meetings and by the Board of progress in the improvement of risk management activities and action taken subsequent to incidents which have occurred; and
- independent assurance provided by internal audit as to the existence and effectiveness of the risk management activities described by management.

In addition to this process, businesses are subject to:

- a quarterly, comprehensive business review by the executive team;
- independent internal and external audits which focus on areas of greatest risk, reporting to the executive team and the Audit Committee;
- an extensive budget and target-setting process governed by strict timetables and detailed specifications;
- a monthly reporting and forecasting process reviewing performance against agreed objectives;
- appropriate delegated authority levels across the Group which prescribe the limits to which the Group can be committed;
- established financial policies and procedures covering capital expenditure and project appraisal as well as post project review; and
- other risk management policies and procedures which are designed to meet the needs of the particular business to which they relate. These include health and safety, environment, legal compliance, quality assurance, risk transfer, insurance and security.

These procedures are then monitored and assessed in a variety of ways, including periodic self-assessment and internal and external independent review.

The processes used by the Board to review the effectiveness of the system of internal control include the following:

- the Board reviews the effectiveness of the risk management process and significant risk issues are discussed;
- the Chairman of the Audit Committee reports the outcome of the Audit Committee meetings to the Board and the Board receives the minutes of all Audit Committee meetings;
- the Board considers financing, investment and treasury decisions concerning the Group, including the giving of guarantees and indemnities; and
- the Board reviews the role of insurance in managing risks across the Group.

The Audit Committee on behalf of the Board annually reviews the scope of work, authority and resourcing of internal audit.

At the year end, before producing this statement the Board reviews the key Group and business unit risks and receives a summary report on any major problems that have occurred during the year and how the risks have changed over the period under review.

Relations with shareholders

The Company is committed to maintaining good communications with shareholders. Institutional shareholders and analysts are invited to briefings by the Company immediately after the announcement of the Company's interim and full year results. Webcasts of these briefings are posted on the Company's website so as to be available to all shareholders. The Company also hosts conference calls on the same day. On occasion, the Company holds strategy briefings, the most recent of which took place in November 2001 and was well received by institutional shareholders and analysts. There is also regular dialogue with institutional shareholders. A subscription e-mail service is available for all interested parties through the Company's website which enables access to all Company notifications and press releases.

Particular importance is placed on communications with private shareholders, for whom the Annual General Meeting presents an opportunity to meet and question the Directors. Shareholders are invited to submit questions in advance of the meeting. At the Annual General Meeting to be held on 24 April 2002, there will be a display of various aspects of the Group's activities and a business presentation by the Chief Executive. The Chairmen of the Audit, Remuneration and Nominations Committees will be available to answer questions. Proxy votes will be announced after each resolution and the voting results will be published on the Company's website. A detailed explanation of each item of special business to be considered at the Annual General Meeting is included in the Notice of Meeting, which will be sent to shareholders at least 20 working days before the meeting.

Information on matters of particular interest to private shareholders is set out on page 68. In addition, the Company's website makes available a wide range of information to all shareholders.

Compliance

The Board considers that the Company was in compliance throughout the financial year with the Code's provisions.

Remuneration Committee

The Remuneration Committee consists exclusively of four non-executive Directors as listed on page 25. Its functions are summarised in the corporate governance statement on pages 28 and 29. Its constitution and operation comply with the provisions of the Combined Code on Corporate Governance ('the Code').

The Remuneration Committee considers the views of the Chief Executive when reviewing the remuneration of the other executive Directors and senior executives. The Chief Executive does not attend when his own remuneration is discussed.

Executive remuneration policy

The Remuneration Committee determines the remuneration for executive Directors and other key senior executives. The remuneration policy complies with the principles of the Code and is based on the philosophy that pay arrangements should support the Company and its constituent businesses in the achievement of business objectives by attracting and retaining the right calibre of people, motivating individuals towards premium performance, recognising and rewarding individual or business performance and ensuring that pay systems are clear, fair and simple. In setting remuneration levels, the Remuneration Committee considers data on comparable, progressive companies and determines the Company's position in the market in order to create competitive packages. The role of each remuneration element (base salary, annual incentive, share benefits, retirement benefits) is taken into account in attracting, retaining and motivating the people required. It is considered appropriate that more senior managers should have more of their potential earnings linked to business performance and, therefore, at risk according to their seniority and influence on profit. The Remuneration Committee takes due regard of general remuneration and employment policy within the Group in addressing pay and benefit issues for Directors and senior executives.

Employee reward policy

It is the Company's aim to reward all employees in accordance with their contribution, skill and competence, to recognise and reward exceptional performance through appropriate incentivisation, to motivate and retain employees and to create a working environment which promotes the general welfare of all employees. Exel's aim is to pay a base salary at the median market rate with total cash at the upper quartile of comparative market data. The Company believes in performance driven reward and the annual incentive plan is based on the achievement of both financial targets and personal objectives. The Company encourages share ownership and has extended participation in share option plans to its key business executives around the world to align increasingly their interests with that of shareholders and the Company as a whole as these executives progress in the organisation. The Company operates a number of retirement plans, globally, to provide for the long term welfare of all its employees and adequate financial benefit in the event of death, ill health or disability. The Company provides other benefits to employees in line with local competitive practice.

Elements of executive Directors' remuneration

Details of the executive Directors' remuneration, share options and awards under the Long Term Incentive Plan are set out below. The various remuneration elements are as follows:

a. Base salary

This takes into account the individual's performance and information from independent consultants on the rates of pay in companies of similar complexity and diversity.

b. Annual incentive plan

For executive Directors, bonuses are earned when specified targets based on Group profit before tax ('PBT') are met or exceeded. In 2001, the lower bonus threshold was 25% of base salary for achieving budgeted PBT, rising on a scale to a maximum of 75% for performance exceeding budget. A proportion of bonus is determined against personal performance. Bonuses are not pensionable.

c. Long Term Incentive Plan ('LTIP')

The LTIP was approved by shareholders at the Company's Annual General Meeting held on 30 April 1996. Participants who have received provisional awards of shares in the Company are, subject to various performance conditions, able to take the shares into their own names after four years from the date of grant. Until then, the shares are held in a trust which has an independent trustee. Dividends on the shares are re-invested to acquire further shares which are added to the shares a participant may receive on vesting. The performance conditions relate primarily to total shareholder return, which measures growth in Exel's share price and dividends over the three year period following an award. There is an additional performance condition relating to growth in earnings per share ('EPS'), a long term aim of the Company. The extent to which the award is available to participants will be determined primarily by the Company's total shareholder return in comparison with that of companies in the FTSE Mid 250 Index for the earlier awards and the FTSE Mid 350 Index for the most recent award. The annual awards since 1996 have been of shares with a value of 100% of basic salary and are available in full only if, when all the companies are ranked by total shareholder return, the Company is ranked in the top 10% of companies. A total of 40% of the shares will be available if the Company is ranked in the top 50% of companies. Between these two points, the higher the decile in which the Company is ranked, the greater the number of shares that will be available. No shares will be released if the Company is ranked below the top 50%.

Moreover, no award may be released to a participant if, for the third financial year after the base year, underlying EPS does not exceed the EPS for the base year by at least the percentage increase in the Retail Price Index over the same period plus 6%. In this way, participants will not receive any benefit at all unless EPS has grown in real terms over the same period. In certain compassionate circumstances, participants who leave employment will still be entitled to some benefit at the end of the four year period. However, if they were not in employment for all of the first three years of that period, their benefit will be scaled down to reflect their shorter service.

The Remuneration Committee considered prevailing market practice and the increasingly international needs of the Company and decided to re-introduce share options for the most senior executives, rather than make LTIP awards. As a result, the Executive Share Option Scheme 2001 was approved at last year's Annual General Meeting and share options were granted accordingly. No LTIP awards were made in 2001.

d. Share options

In addition to the above, share ownership is extended by the savings-related and executive share option schemes ('SRSOS' and 'ESOS'). The SRSOS is a UK all employee scheme whilst, under ESOS, certain key employees worldwide have been granted options. The exercise of options granted under the 1994 ESOS will, at the date of exercise, require the underlying EPS to have exceeded the increase in the UK Retail Price Index by 6% over the preceding three year period. This is in contrast to the 1984 ESOS where the exercise of options is not subject to any performance criteria. Options under the 1994 and the 2001 ESOS are granted at the prevailing market price.

The exercise of options granted under the 2001 ESOS will require growth in the Company's EPS (pre exceptional items and goodwill) relative to inflation. The following targets apply:

Average growth in earnings per share in excess of inflation	Proportion of options exercisable
5% or more pa	100%
3% pa	33%
3%–5% pa	pro rata between 33% and 100%
Less than 3% pa	nil

These performance conditions will be measured from a fixed base point (ie the EPS for the financial year before options are granted), and will initially be compared with the EPS three years later. To the extent that they are not satisfied in full after three years, they may be retested after the fourth and fifth financial years, but if they are not met after the fifth financial year, the options will lapse. To the extent the performance conditions have been met at any time, the relevant proportion of the options which is exercisable cannot fall, irrespective of the Company's subsequent performance (ie it is a neutral or upwards only retest).

These performance conditions are more onerous than the criteria for the 1994 ESOS.

The Company has extended ESOS participation significantly, from 49 employees in 1994 to 1560 in 2001. The Company complies with the guidelines issued by the Association of British Insurers (ABI) as regards the 10% limit of issued share capital under all share schemes over 10 years.

e. Contracts of service
In 1994 the executive Directors agreed, at the Company's request, to reduce the notice period for termination of their service contracts from three to two years. This was without compensation. In December 1999 it was agreed that, at the end of 2002, the notice period in the service contracts of Mr Allan, Mr Coghlan and Mr Riddle would be reduced further to 12 months, with 12 months' liquidated damages in the event of termination and 21 months' liquidated damages in the event of a change of control. Mr Edwards, Mr Fountain and Mr Smith each have a service contract which can be terminated by the Company by 12 months' notice and 21 months' liquidated damages in the event of a change of control. If the contract is terminated within 12 months of a change of control, Mr Edwards, Mr Fountain and Mr Smith would each be entitled to receive 21 months' liquidated damages.

Future executive appointments to the Board would be expected to have notice periods of 12 months unless, in order to attract external candidates of sufficient calibre, it is considered necessary to offer a longer period initially, and 21 months' liquidated damages in the event of a change of control.

f. Pension arrangements
Mr Allan, Mr Coghlan, Mr Riddle and Mr Smith are members of the Ocean Nestor Pension Scheme. The scheme is a funded, Inland Revenue approved, final salary occupational pension scheme. Benefits are subject to Inland Revenue limits as applicable. Mr Fountain's pension is achieved through a combination of the MSAS Cargo International Inc retirement programme and the MSAS Cargo International Supplementary Executive Retirement Plan. Mr Fountain does not pay contributions to the plans, which are both funded.

The main features of the plans, as they apply to Directors, are:

	Ocean scheme	MSAS schemes
Normal retirement age	60	60
Pension accrual	1/30 of final salary for each year of service	70% of final five year's average salary inclusive of any benefits accrued from Primary Social Security (provided the executive has completed at least 20 years of pensionable service)
Early retirement reduction	2% pa for each year under age 60	5% pa for each year under age 60
Ill health pension	Projected pension without reduction	Not applicable
Life assurance	Four times salary	Available outside the plan
Spouse/dependant pension	Payable on death	Payable on death
Pension increases	Lower of RPI or 5%	Not applicable

Mr Allan, Mr Coghlan and Mr Smith have pensions which are restricted by the Inland Revenue earnings cap and additional pension provision is by way of defined contributions (as shown in the table of Directors' remuneration) to their funded unapproved retirement benefit schemes. Mr Riddle is not affected by the earnings cap.

Mr Edwards is a member of the Exel Inc retirement programmes, which are defined contribution plans. US legislation in respect of qualified retirement plans provides that a maximum of US$170,000 of salary can be used to calculate employer's contributions towards the programme. The maximum contribution to a qualified defined contribution and profit share plan is the lesser of US$35,000 per annum or 25% of compensation per annum of which the employee's maximum contribution is US$10,500 per annum. US benefits for directors of Exel Inc are accordingly financed through a qualified plan and a non-qualified plan, to which contributions are paid in excess of the limits. Mr Edwards' benefits provide for an overall employee contribution of up to 10% of remuneration, to be matched 50% by the employer, on employee contributions up to 5% of remuneration. The employer's contribution is shown in the table of Directors' remuneration.

Until Mr Finch's resignation, his pension was achieved through a combination of the Exel Retirement Plan and the Exel Supplementary Pension Scheme. Under the terms of his contract, Mr Finch did not pay contributions to the Plan; instead the Company paid the contributions on his behalf.

Pensions – defined benefits

The following table sets out information on the defined benefit elements of Directors' pensions. Transfer values are calculated by using the cash equivalent transfer value method.

	Increase in accrued pension £000	Total accrued pension £000	Transfer value of the increase £000	Personal contribution £000
J M Allan	2	12	24	4
J B Coghlan	3	19	26	4
D J Finch	2	14	18	–
M P Fountain	15	112	91	–
D E Riddle	9	129	142	7
I R Smith	3	12	33	3

The amounts shown for Mr Allan, Mr Coghlan and Mr Smith are limited by the earnings cap of £95,400. Mr Riddle is not affected by the earnings cap and the amounts shown for them are based on their full basic salary.

External directorships

The Company recognises that its Directors may be invited to hold non-executive directorships of other companies and that this experience is likely to benefit the Company through the additional knowledge and exposure gained. Executive Directors are allowed, with the prior approval of the Chairman, to hold one non-executive post, provided that it is not with a competitor company and that there are no actual or potential conflicts of interest. A second post may be held by the Chief Executive or, if within five years of normal retirement age, by any executive Director. Executive Directors may retain their fees.

Non-executive Directors' remuneration

The Board as a whole determines the level of fees for the non-executive Directors, after taking advice on market comparatives. The present level of fees was set on 1 July 2000. Non-executive Directors are usually appointed for an initial three year term and thereafter for further periods of three years as appropriate. They do not have service contracts.

Directors' remuneration

The following table shows the Directors' total remuneration for the year:

	Salary £000	Bonus £000	Benefits £000	Pension £000	2001 Total £000	2000 Total £000
Executive Directors						
J M Allan	482	–	72	81	635	681
J B Coghlan	301	–	3	58	362	383
B A Edwards	284	70	14	16	384	314
D J Finch	176	–	56	30	262	421
M P Fountain	264	–	18	–	282	–
D E Riddle	182	88	6	–	276	230
I R Smith	207	22	14	36	279	–
Non-executive Directors						
J F Devaney	150	–	–	–	150	106
J-C Guez	28	–	–	–	28	24
A E Isaac	33	–	–	–	33	31
J Loudon	28	–	–	–	28	28
N M S Rich	75	–	–	–	75	84
F L R Ternofsky	28	–	–	–	28	26
Sir William Wells	33	–	–	–	33	28
Directors who left the Board before the start of the financial year	–	–	–	–	–	966
Total	2,271	180	183	221	2,855	3,322

The comparative amounts shown in the previous table consist of amounts earned as Directors of former Exel prior to the merger and as Directors of the Company after the merger.

Mr Fountain and Mr Smith were appointed as Directors on 1 March 2001, and Mr Finch resigned as a Director on 26 July 2001 and their remuneration is reported accordingly.

Long Term Incentive Plan

No provisional awards under the Exel Long Term Incentive Plan were made during 2001. The number of shares ultimately transferred to each Director depends upon certain performance conditions being met. The Remuneration Committee has resolved that 85% of each of the awards made on 3 May 1996, 6 August 1997 and 16 March 1998 should vest after three years and may be released to participants one year later.

The awards to the executive Directors are:

	At 1 Jan 2001	Reinvested dividends	Lapsed	At 31 Dec 2001
J M Allan	238,104	7,105	7,546	237,663
J B Coghlan	146,110	4,358	4,661	145,807
B A Edwards	17,803	538	–	18,341
M P Fountain	40,916*	1,239	–	42,155
D E Riddle	73,581	2,178	3,339	72,420
I R Smith	67,609*	1,991	3,953	65,647

* at date of appointment

Directors' share interests

The interests of the Directors, all of which are beneficial, in Exel shares at the year end were as follows:

	At 1 Jan 2001	At 31 Dec 2001
Executive Directors		
J M Allan	25,650	31,660
J B Coghlan	56,198	56,198
B A Edwards	–	–
M P Fountain	–	–
D E Riddle	66,284	66,284
I R Smith	–	1,000
Non-executive Directors		
J F Devaney	5,894	15,000
J-C Guez	–	3,800
A E Isaac	900	900
J Loudon	–	–
N M S Rich	23,528	24,081
F L R Ternofsky	–	1,000
Sir William Wells	2,080	2,080

On 2 January 2001, Mr Allan's shareholding increased by 6,010 shares on the maturity of the 1995 grant of the Savings-Related Share Option Scheme. The mid-market closing price of Exel shares on the date of exercise was 965p. On 4 January 2001, Mr Ternofsky purchased 1,000 shares. On 14 May 2001, Mr Guez purchased 3,800 shares. On 26 March 2001, Mr Devaney purchased 4,106 shares and on 4 October 2001 he purchased 5,000 shares. On 18 December 2001, Mr Smith purchased 1,000 shares. On 10 January 2002, Mr Fountain purchased 2,000 shares. Mr Rich participates in the Company's dividend reinvestment plan and as a result his shareholding increased by 553 shares during the year.

Share options

Details of executive options granted to the Directors under the former Exel 1992 Executive Share Option Scheme and the 1984, 1994 and 2001 Executive Share Option Schemes are set out below:

Name	At 1 Jan 2001	Granted	At 31 Dec 2001	Exercise price (p)	Exercisable from	Expiry date	Total options
J M Allan	50,000	–	50,000	249	7.10.1997	6.10.2004	
	39,466	–	39,466	375	16.10.1998	15.10.2005	
	–	180,343	180,343	786	27.4.2004	26.4.2011	269,809
J B Coghlan	–	104,198	104,198	786	27.4.2004	26.4.2011	104,198
B A Edwards	17,018	–	17,018	588	14.7.1998	13.7.2005	
	–	106,044	106,044	786	27.4.2004	26.4.2011	123,062
M P Fountain	8,098*	–	8,098	702	11.3.2001	10.3.2008	
	9,273*	–	9,273	784	4.8.2001	3.8.2008	
	–	119,299	119,299	786	27.4.2004	26.4.2011	136,670
D E Riddle	5,662	–	5,662	294	20.5.1997	19.5.2004	
	–	68,129	68,129	786	27.4.2004	26.4.2011	73,791
I R Smith	–	87,366	87,366	786	27.4.2004	26.4.2011	87,366

* at date of appointment

No executive share options were exercised or lapsed during the year.

The Directors had the following interests in savings-related options at the year end.

Name	At 1 Jan 2001	Granted	Exercised	At 31 Dec 2001	Exercise price (p)	Exercisable from	Expiry date	Total options
J M Allan	6,010	–	6,010	–	287	1.12.2000	31.5.2001	
	–	1,653		1,653	586	1.12.2004	31.5.2005	1,653
J B Coghlan	4,612	–	–	4,612	374	1.12.2001	31.5.2002	
	–	2,879	–	2,879	586	1.12.2006	31.5.2007	7,491
D E Riddle	1,358	–	–	1,358	287	1.12.2002	31.5.2003	
	1,604	–	–	1,604	430	1.12.2002	31.5.2003	
	441	–	–	441	626	1.12.2003	31.5.2004	
	284	–	–	284	819	1.12.2002	31.5.2003	
	–	330	–	330	586	1.12.2004	31.5.2005	4,017
I R Smith	2,061*	–	–	2,061	819	1.12.2004	31.5.2005	2,061

* at date of appointment

Options under the Savings-Related Share Option Scheme are granted at a discount of 20% to the market price at the date of grant and the number of shares granted is calculated according to the projected savings plus bonus at maturity.

The mid-market closing price of Exel shares at 31 December 2001 was 785p and the range of closing prices during 2001 was 515p to 1050p.

For the year ended 31 December 2001	Note	2001 £m	2000 £m
Turnover			
Continuing operations		**4,409.5**	4,311.9
Acquisitions		**115.6**	–
		4,525.1	4,311.9
Discontinued operations		**14.8**	100.5
Group and share of joint ventures' turnover	1	**4,539.9**	4,412.4
Less: share of joint ventures' turnover		**(32.7)**	(25.9)
Group turnover		**4,507.2**	4,386.5
Operating profit			
Continuing operations		**182.7**	197.0
Acquisitions		**1.8**	–
		184.5	197.0
Discontinued operations		**(0.8)**	(8.2)
Group operating profit		**183.7**	188.8
Share of operating profit in joint ventures, continuing operations		**1.9**	1.5
Share of operating profit in associated undertakings, continuing operations		**1.8**	1.6
Continuing operations before goodwill		**208.5**	214.5
Discontinued operations before goodwill		**(0.8)**	(8.2)
Goodwill amortisation		**(20.3)**	(14.4)
Total operating profit	1	**187.4**	191.9
Share of joint venture profit on disposal of fixed assets	4	**–**	25.9
Profit on disposals of fixed assets in continuing operations	4	**8.6**	3.5
Loss on disposals of discontinued operations	4	**(10.7)**	(39.4)
Provision for loss on operations to be discontinued	4	**(10.2)**	–
Costs of reorganisation in continuing operations	4	**(15.0)**	(80.9)
Amounts written off investments in continuing operations	4	**(10.7)**	–
Profit on ordinary activities before interest		**149.4**	101.0
Net interest	5	**(21.1)**	(15.7)
Profit before tax, goodwill and exceptional items		**186.6**	190.6
Goodwill amortisation		**(20.3)**	(14.4)
Exceptional items		**(38.0)**	(90.9)
Profit on ordinary activities before taxation		**128.3**	85.3
Tax on profit on ordinary activities	6	**(53.1)**	(57.6)
Profit on ordinary activities after taxation		**75.2**	27.7
Equity minority interests		**(7.8)**	(10.4)
Profit for the financial year		**67.4**	17.3
Dividends	7	**(62.5)**	(61.4)
Transferred to/(from) reserves		**4.9**	(44.1)

		2001 Pence	2000 Pence
Basic earnings per share	8	**22.9**	5.9
Basic earnings per share before goodwill and exceptional items	8	**41.4**	41.2
Diluted earnings per share	8	**22.8**	5.8
Diluted earnings per share before goodwill and exceptional items	8	**41.2**	40.5

Movements in reserves are set out in note 23.

For the year ended 31 December 2001	**2001 £m**	2000 £m
Profit for the financial year		
Group	**65.8**	5.6
Share of joint ventures	**1.6**	11.7
	67.4	17.3
Exchange differences		
Translation of overseas net investments	**(1.3)**	19.8
Foreign currency hedges	**3.7**	(20.1)
UK tax on exchange differences	**(0.3)**	2.9
Total gains and losses relating to the year	**69.5**	19.9

Movements in shareholders' funds

For the year ended 31 December 2001	**2001 £m**	2000 £m
Profit for the financial year	**67.4**	17.3
Dividends	**(62.5)**	(61.4)
	4.9	(44.1)
Shares allotted (2000: net of merger reserve adjustment and contribution to the QUEST)	**1.2**	47.3
Goodwill released on disposals	**17.3**	39.9
Adjustment to goodwill previously written off	**–**	(6.9)
Exchange differences	**2.4**	(0.3)
Tax on exchange differences	**(0.3)**	2.9
Movements in shareholders' funds	**25.5**	38.8
At 1 January	**817.0**	778.2
Shareholders' funds at 31 December	**842.5**	817.0

For the year ended 31 December 2001	Note	2001 £m	2001 £m	2000 £m	2000 £m
Net cash inflow from operating activities			**271.8**		209.5
Dividends received from joint ventures and associates			**2.0**		2.3
Net cash outflow for returns on investments and servicing of finance	28		**(32.1)**		(27.3)
Taxation	28		**(35.4)**		(46.3)
Capital expenditure and financial investment					
Purchase of tangible fixed assets		**(123.6)**		(146.6)	
Purchase of own shares		**–**		(3.2)	
Receipt from joint venture on sale of fixed assets		**1.0**		29.5	
Sale of tangible fixed assets		**52.3**		42.1	
Sale of own shares		**4.3**		2.2	
Net cash outflow for capital expenditure and financial investment			**(66.0)**		(76.0)
Free cash flow			**140.3**		62.2
Acquisitions and disposals					
Purchase of businesses	28	**(116.7)**		(54.2)	
Sale of businesses	28	**12.5**		68.4	
Net cash (outflow)/inflow for acquisitions and disposals			**(104.2)**		14.2
Equity dividends paid			**(61.6)**		(56.1)
Net cash (outflow)/inflow before the use of liquid resources and financing			**(25.5)**		20.3
Net cash inflow/(outflow) from management of liquid resources					
Current asset investments			**10.3**		(11.1)
Net cash outflow from financing	28		**(44.1)**		(138.7)
Decrease in cash			**(59.3)**		(129.5)

Reconciliation of operating profit to operating cash flow

For the year ended 31 December 2001	Note	**2001 £m**	2000 £m
Group operating profit		**183.7**	188.8
Depreciation		**96.5**	97.3
Amortisation of goodwill		**20.3**	14.4
Amortisation of fixed asset investments		**–**	1.9
Profit on sale of tangible fixed assets		**(3.3)**	(6.4)
Movement in pension prepayments		**(34.9)**	(33.4)
Movements in provisions	28	**(0.8)**	1.4
Movements in working capital	28	**27.9**	(5.8)
		289.4	258.2
Costs of reorganisation in continuing operations		**(17.6)**	(48.7)
Net cash inflow from operating activities		**271.8**	209.5

Reconciliation of net cash flow to movement in net debt

For the year ended 31 December 2001	**2001 £m**	2000 £m
Decrease in cash	**(59.3)**	(129.5)
Cash outflow from change in debt	**44.9**	158.5
Cash (inflow)/outflow from change in liquid resources	**(10.3)**	11.1
Change in net funds resulting from cash flows	**(24.7)**	40.1
Arising on acquisitions	**(10.2)**	(1.5)
Released on disposals	**0.1**	2.5
New leases	**(1.3)**	(0.5)
Exchange differences	**(7.8)**	(14.5)
Movement in net debt	**(43.9)**	26.1
Net debt at 1 January	**(175.9)**	(202.0)
Net debt at 31 December	**(219.8)**	(175.9)

At 31 December 2001	**2001 £m**	2000 £m
Analysis of net debt		
Cash at bank and in hand	**128.5**	181.6
Overdrafts	**(25.6)**	(17.2)
Loans	**(306.8)**	(337.8)
Finance leases	**(23.4)**	(20.3)
Current asset investments	**7.5**	17.8
	(219.8)	(175.9)

At 31 December 2001	Note	2001 £m	2001 £m	2000 £m	2000 £m
Fixed assets					
Intangible assets – goodwill	9		**389.8**		266.9
Tangible assets	10		**569.0**		573.3
Investments					
Investment in joint ventures					
Share of gross assets		**13.2**		14.4	
Share of gross liabilities		**(10.3)**		(11.4)	
	11	**2.9**		3.0	
Other investments	12	**31.1**		42.5	
Own shares	13	**18.3**		22.7	
			52.3		68.2
			1,011.1		908.4
Current assets					
Stocks			**13.9**		16.2
Debtors					
Amounts falling due within one year	14	**896.5**		849.3	
Amounts falling due after more than one year	15	**329.9**		299.2	
			1,226.4		1,148.5
Current asset investments			**7.5**		17.8
Cash at bank and in hand			**128.5**		181.6
			1,376.3		1,364.1
Creditors: amounts falling due within one year	17		**(979.6)**		(996.9)
Net current assets			**396.7**		367.2
Total assets less current liabilities			**1,407.8**		1,275.6
Creditors: amounts falling due after more than one year	18		**(332.4)**		(238.2)
Provisions for liabilities and charges	21		**(216.0)**		(201.5)
			859.4		835.9
Capital and reserves					
Called up share capital	22		**82.7**		82.6
Share premium account	23		**51.0**		49.9
Other reserves					
Merger reserve	23	**50.7**		50.7	
Capital redemption reserve	23	**103.5**		103.5	
			154.2		154.2
Profit and loss account	23		**554.6**		530.3
Equity shareholders' funds			**842.5**		817.0
Equity minority interests			**16.9**		18.9
			859.4		835.9

Approved by the Board on 8 March 2002 and signed on its behalf.
J M Allan Chief Executive
J B Coghlan Deputy Chief Executive and Group Finance Director

At 31 December 2001	Note	2001 £m	2000 £m
Fixed assets			
Tangible assets	10	–	5.8
Investments			
Subsidiary undertakings	12	**200.5**	200.5
Own shares	13	**18.3**	22.7
		218.8	229.0
Current assets			
Debtors			
Amounts falling due within one year	14	**89.0**	103.1
Amounts falling due after more than one year	15	**821.8**	825.9
		910.8	929.0
Cash at bank and in hand		**30.3**	35.3
		941.1	964.3
Creditors: amounts falling due within one year	17	**(161.7)**	(118.9)
Net current assets		**779.4**	845.4
Total assets less current liabilities		**998.2**	1,074.4
Creditors: amounts falling due after more than one year	18	**(299.9)**	(428.2)
Provisions for liabilities and charges	21	**(115.6)**	(29.8)
		582.7	616.4
Capital and reserves			
Called up share capital	22	**82.7**	82.6
Share premium account	23	**51.0**	49.9
Capital redemption reserve	23	**103.5**	103.5
Profit and loss account	23	**345.5**	380.4
Equity shareholders' funds		**582.7**	616.4

Approved by the Board on 8 March 2002 and signed on its behalf.
J M Allan Chief Executive
J B Coghlan Deputy Chief Executive and Group Finance Director

A summary of the more important accounting policies adopted by the Group is set out below. The policies are consistent with the previous year. The adoption of FRS 18 'Accounting policies' has had no impact on these financial statements. Prior to full adoption of FRS 17 'Retirement benefits', the phased transitional disclosure requirements have been included in these financial statements. The Group has not yet adopted FRS 19 'Deferred tax'.

Basis of consolidation

The group financial statements consolidate the results and financial position of the Company and its subsidiary undertakings and include, using the equity method of accounting, the Group's share of associated and joint venture undertakings, the financial statements for all of which are made up to 31 December. Their results are included for the period during which they are members of the Group. The financial statements are prepared under the going concern concept and the historical cost convention and are in accordance with applicable UK accounting standards.

Merger accounting

On 4 May 2000, Ocean Group plc and the former Exel plc merged their businesses. The parent company is Exel plc (formerly Ocean Group plc). Under merger accounting, the results and cash flows of Ocean Group and former Exel were combined from the beginning of the financial year in which the merger occurred ie the financial year to 31 December 2000.

Turnover

Turnover comprises the value of charges for the sale of services and goods to third parties. Turnover is recognised when services have been completed. Turnover excludes value added tax and equivalent taxes, duty and other disbursements made on behalf of customers and intercompany transactions.

Logistics contracts

Under certain logistics contracts the Group purchases goods from third parties on instructions from customers and sells them to those customers at cost. The Group receives income for handling and storing the goods but as the sale and purchase of the goods have no impact on operating profit they are excluded from turnover and operating charges. Stocks, debtors and creditors relating to such transactions are included in the group balance sheet.

Goodwill

Purchased goodwill is capitalised and amortised by equal annual instalments through the profit and loss account over its estimated life of up to 20 years. The carrying value of goodwill is reviewed for impairment at the end of the first full year after an acquisition and at other times if circumstances indicate that it may not be recoverable. The Group's policy up to 1 January 1998 was to eliminate goodwill arising on acquisitions against reserves. Under the provisions of FRS 10 such goodwill will remain written off to reserves until disposal or termination of the previously acquired business, when the profit or loss on the disposal or termination will be calculated after charging the gross amount of any such goodwill.

Tangible fixed assets and depreciation

Fixed assets are stated at cost less depreciation and permanent reductions in value. Cost includes interest on the funding of major assets until the asset is complete. The discounted cost of the Group's minimum unavoidable costs in relation to landfill site restoration is capitalised as a fixed asset.

Depreciation of tangible fixed assets (excluding freehold and long leasehold land and assets in the course of construction, which are not depreciated) is charged evenly over their estimated useful lives as follows:

Freehold and long leasehold buildings	– 35 to 50 years.
Short leasehold land and buildings	– over the life of the lease.
Landfill sites	– over the operational life of the site.
Plant and equipment	– 2 to 20 years.

Assets that are not expected to be held for the whole of their useful lives are written down to estimated residual values at disposal.

Disposals of land and buildings are taken into account when sale agreements have been entered into prior to the balance sheet date, provided that the disposal has been completed before the financial statements are approved.

The carrying values of tangible fixed assets are reviewed for impairment if circumstances indicate that they may not be recoverable.

Leased assets

Assets held under finance leases are capitalised and treated as tangible fixed assets at fair value. Depreciation is charged over the shorter of the lease period or the useful life of the asset. The deemed capital element of future rentals is included in borrowings. Deemed interest, calculated on the reducing balance method, is charged as interest payable over the period of the lease. Operating lease rentals are charged against operating profit as incurred.

Investments

The Group's investment in associated undertakings and joint ventures is its interest in their net assets plus loans. Other investments are stated at cost less permanent reductions in value.

Investment in own shares

Investments in own shares, held through various trusts, are shown as fixed asset investments in accordance with FRS 5 and UITF 13. Investments are stated at cost less accumulated amortisation, unless there is seen to have been a permanent diminution in value when the investments are written down to realisable value.

The Group has taken advantage of the exemption in UITF 17 from applying that Abstract to Inland Revenue approved SAYE schemes or equivalent overseas schemes.

Under the Long Term Incentive Plan ('LTIP'), shares in the Company are held in trust pending vesting of any awards. The cost of the shares acquired by the trustees for the LTIP is charged to the profit and loss account based on an assessment of the probability of the performance conditions of the LTIP being met. The charge is allocated on a straight line basis over the performance period of the LTIP.

Stocks

Stocks, principally raw materials and consumables, are stated at the lower of cost and net realisable value. Cost includes, where appropriate, relevant overheads.

Deferred taxation
Deferred taxation is provided at expected future rates of tax on all timing differences to the extent that it is probable that a liability or asset will crystallise, except for timing differences on pension prepayments for which full provision is made.

Pensions
The Group maintains UK pension schemes for the funding of retirement benefits for scheme members during their working lives in order to pay benefits to them after retirement and to their dependants after their death. The cost of providing these benefits is assessed by external professional actuaries and is charged to the group profit and loss account so as to spread the cost of retirement benefits over the period during which the employer derives benefit from the employee's services. For defined contribution schemes, costs are charged to operating profit as incurred. Overseas subsidiary undertakings make provisions for pensions in accordance with local law and practice. The Group does not maintain any other post-retirement benefits.

Insurance provisions
The Group maintains insurance policies with significant excesses, below which claims are borne by the Group. Full provision is made for the estimated costs of claims or losses arising from past events falling outside the limits of these policies.

Surplus properties
When leasehold properties become surplus to requirements, a provision for holding costs through to estimated disposal dates is charged to the group profit and loss account.

Foreign currency translation
All transactions denominated in foreign currencies are translated at the rate of exchange on the day the transaction occurs or at the contracted rate if the transaction is covered by forward foreign currency contracts. Assets and liabilities denominated in foreign currencies are translated at the exchange rate ruling on the balance sheet date or if appropriate at a forward foreign currency contract rate. Exchange differences arising on foreign currency transactions are included in the profit and loss account.

The results and cash flows of overseas subsidiary and associated undertakings and joint ventures are translated at average rates of exchange for the year. The assets and liabilities of subsidiary undertakings and the investments in associated undertakings and joint ventures are translated at rates ruling on the balance sheet date. Exchange differences arising on translation of the net investment in overseas subsidiary and associated undertakings and joint ventures are dealt with through reserves, together with exchange differences on the translation of foreign currency borrowings and forward foreign currency contracts used to hedge such investments.

Derivatives and other financial instruments
The Group uses instruments to hedge the risks associated with interest rates, foreign currency cash flows, and overseas net assets. Financial instruments, principally forward exchange contracts, are stated at fair value at the balance sheet date. Gains or losses on hedges are recognised in the period to which they relate.

Currency hedges taken out to hedge cash flows are matched to the cash flows and are included in the profit and loss account.

Gains and losses on hedging overseas net assets, together with the related tax where applicable, are taken to reserves and included in the statement of total recognised gains and losses.

Interest rate hedges (primarily interest rate swaps and forward rate agreements) are related to a financial asset or liability and change the character of the interest rate by converting a variable rate to a fixed rate or vice versa. Interest rate swaps are not revalued to fair value or shown on the group balance sheet at the year end, except for FRS 13 disclosures (note 20). The results of interest rate hedges are released to the profit and loss account over the life of the hedging instrument. If they are terminated early, the gain or loss is spread over the remaining maturity of the original instrument where the original instrument or a similar replacement exists.

1 Segmental information

A description of Exel's segmental analysis between contract logistics ('CL') and freight management ('FM') activities is given on page 17.

Analysis of change in turnover

		2000 £m	Exchange £m	New acquisitions 2001 £m	Increment on 2000 acquisitions £m	Movement in discontinued operations £m	Organic change £m	Organic change %	**2001 £m**
Logistics									
UK & Ireland	– CL	1,156.8	0.7	–	–	–	10.5	0.9%	**1,168.0**
	– FM	242.6	0.3	7.8	–	–	5.9	2.4%	**256.6**
		1,399.4	1.0	7.8	–	–	16.4	1.2%	**1,424.6**
Continental Europe & Africa	– CL	351.0	5.7	33.6	–	–	39.5	11.1%	**429.8**
	– FM	382.7	0.5	1.4	3.3	–	46.9	12.2%	**434.8**
		733.7	6.2	35.0	3.3	–	86.4	11.7%	**864.6**
Americas	– CL	598.7	33.4	–	–	–	26.1	4.1%	**658.2**
	– FM	896.6	49.0	72.8	–	–	(96.9)	(10.2)%	**921.5**
		1,495.3	82.4	72.8	–	–	(70.8)	(4.5)%	**1,579.7**
Asia Pacific	– CL	31.7	(0.1)	–	20.5	–	15.5	49.1%	**67.6**
	– FM	551.3	3.8	–	–	–	(69.5)	(12.5)%	**485.6**
		583.0	3.7	–	20.5	–	(54.0)	(9.2)%	**553.2**
Total Logistics	**– CL**	2,138.2	39.7	33.6	20.5	–	91.6	4.2%	**2,323.6**
	– FM	2,073.2	53.6	82.0	3.3	–	(113.6)	(5.3)%	**2,098.5**
		4,211.4	93.3	115.6	23.8	–	(22.0)	(0.5)%	**4,422.1**
Environmental		100.5	–	–	–	–	2.5	2.5%	**103.0**
Continuing operations		4,311.9	93.3	115.6	23.8	–	(19.5)	(0.4)%	**4,525.1**
Discontinued operations		100.5	1.5	–	–	(87.2)	–	–	**14.8**
Total		**4,412.4**	**94.8**	**115.6**	**23.8**	**(87.2)**	**(19.5)**	**(0.4)%**	**4,539.9**

Analysis of change in operating profit before goodwill

		2000 £m	Exchange £m	New acquisitions 2001 £m	Increment on 2000 acquisitions £m	Movement in discontinued operations £m	Organic change £m	Organic change %	**2001 £m**
Logistics									
UK & Ireland	– CL	64.8	0.1	–	–	–	(8.8)	(13.6)%	**56.1**
	– FM	5.4	–	0.6	–	–	(0.2)	(3.7)%	**5.8**
		70.2	0.1	0.6	–	–	(9.0)	(12.8)%	**61.9**
Continental Europe & Africa	– CL	4.9	0.1	1.6	–	–	(0.1)	(2.0)%	**6.5**
	– FM	10.9	0.2	0.2	0.1	–	(5.2)	(46.8)%	**6.2**
		15.8	0.3	1.8	0.1	–	(5.3)	(32.9)%	**12.7**
Americas	– CL	32.7	2.2	–	–	–	2.2	6.3%	**37.1**
	– FM	23.6	1.6	(0.6)	–	–	(6.0)	(23.8)%	**18.6**
		56.3	3.8	(0.6)	–	–	(3.8)	(6.3)%	**55.7**
Asia Pacific	– CL	(0.6)	–	–	2.4	–	0.5	83.3%	**2.3**
	– FM	23.9	0.2	–	–	–	2.6	10.8%	**26.7**
		23.3	0.2	–	2.4	–	3.1	13.2%	**29.0**
Total Logistics	**– CL**	101.8	2.4	1.6	2.4	–	(6.2)	(6.0)%	**102.0**
	– FM	63.8	2.0	0.2	0.1	–	(8.8)	(13.4)%	**57.3**
		165.6	4.4	1.8	2.5	–	(15.0)	(8.8)%	**159.3**
Environmental		15.4	–	–	–	–	(0.7)	(4.5)%	**14.7**
		181.0	4.4	1.8	2.5	–	(15.7)	(8.5)%	**174.0**
Pensions credit (UK)		33.5	–	–	–	–	1.0	3.0%	**34.5**
Continuing operations before goodwill		214.5	4.4	1.8	2.5	–	(14.7)	(6.7)%	**208.5**
Discontinued operations		(8.2)	(0.1)	–	–	7.5	–	–	**(0.8)**
Goodwill		(14.4)	(0.5)	(5.1)	(0.3)	–	–	–	**(20.3)**
Total		**191.9**	**3.8**	**(3.3)**	**2.2**	**7.5**	**(14.7)**	**(7.5)%**	**187.4**

1 Segmental information continued

By business sector		Operating profit after goodwill 2001 £m	Operating profit after goodwill 2000 £m	Net assets before goodwill 2001 £m	Net assets before goodwill 2000 £m	Net assets after goodwill 2001 £m	Net assets after goodwill 2000 £m
Logistics							
UK & Ireland	– CL	**55.9**	64.6	**187.9**	185.8	**189.8**	188.0
	– FM	**3.8**	3.6	**9.5**	19.2	**40.7**	51.3
		59.7	68.2	**197.4**	205.0	**230.5**	239.3
Continental Europe & Africa	– CL	**6.3**	4.9	**98.9**	93.4	**102.6**	93.7
	– FM	**5.3**	10.1	**38.7**	27.8	**57.1**	43.3
		11.6	15.0	**137.6**	121.2	**159.7**	137.0
Americas	– CL	**37.1**	32.7	**136.3**	148.5	**136.3**	148.5
	– FM	**4.4**	14.5	**32.7**	73.7	**318.2**	236.8
		41.5	47.2	**169.0**	222.2	**454.5**	385.3
Asia Pacific	– CL	**1.8**	(0.6)	**6.7**	12.2	**16.6**	22.2
	– FM	**26.3**	23.6	**16.1**	8.4	**21.7**	14.1
		28.1	23.0	**22.8**	20.6	**38.3**	36.3
Total Logistics	**– CL**	**101.1**	101.6	**429.8**	439.9	**445.3**	452.4
	– FM	**39.8**	51.8	**97.0**	129.1	**437.7**	345.5
		140.9	153.4	**526.8**	569.0	**883.0**	797.9
Environmental		**12.8**	13.2	**18.6**	29.3	**52.2**	67.3
		153.7	166.6	**545.4**	598.3	**935.2**	865.2
Pensions credit (UK)		**34.5**	33.5	**324.4**	289.5	**324.4**	289.5
Continuing operations		**188.2**	200.1	**869.8**	887.8	**1,259.6**	1,154.7
Discontinued operations		**(0.8)**	(8.2)	**–**	4.5	**–**	4.5
Goodwill		**–**	–	**389.8**	266.9	**–**	–
Total		**187.4**	191.9	**1,259.6**	1,159.2	**1,259.6**	1,159.2
Non-operating net liabilities				**(400.2)**	(323.3)	**(400.2)**	(323.3)
Net assets				**859.4**	835.9	**859.4**	835.9

	Turnover 2001 £m	Turnover 2000 £m	Operating profit after goodwill 2001 £m	Operating profit after goodwill 2000 £m
Share of joint ventures included in Logistics continuing operations	**32.7**	25.9	**1.9**	1.5

Turnover between segments is not material.

Net assets by business sector comprise intangible and tangible assets, stocks and debtors less creditors and provisions. Non-operating net liabilities comprise other investments, net debt, taxation, dividends and related items.

Discontinued operations are the German frozen food logistics business which was sold in December 2001, and Cory Towage and Exel Froid which were sold in 2000.

1 Segmental information continued

Acquisitions by business sector

	Turnover	Operating profit after goodwill	Net assets after goodwill
	2001 £m	**2001 £m**	**2001 £m**
Logistics			
UK & Ireland			
Freight Management	**7.8**	**0.6**	**1.9**
Continental Europe & Africa			
Contract Logistics	**33.6**	**1.4**	**14.8**
Freight Management	**1.4**	**0.2**	**4.5**
	35.0	**1.6**	**19.3**
Americas			
Freight Management	**72.8**	**(5.5)**	**139.7**
Total Logistics			
Contract Logistics	**33.6**	**1.4**	**14.8**
Freight Management	**82.0**	**(4.7)**	**146.1**
	115.6	**(3.3)**	**160.9**

By geographical location

	Turnover		Operating profit after goodwill		Net assets after goodwill	
	2001 £m	2000 £m	**2001 £m**	2000 £m	**2001 £m**	2000 £m
UK & Ireland	**1,527.6**	1,505.4	**107.0**	114.7	**607.1**	596.1
Continental Europe & Africa	**879.4**	828.0	**10.8**	6.8	**159.7**	141.5
Americas	**1,579.7**	1,496.0	**41.5**	47.4	**454.5**	385.3
Asia Pacific	**553.2**	583.0	**28.1**	23.0	**38.3**	36.3
Total	**4,539.9**	4,412.4	**187.4**	191.9	**1,259.6**	1,159.2
Non-operating net liabilities					**(400.2)**	(323.3)
Net assets					**859.4**	835.9

There is no material difference between turnover by origin and by destination.

1 Segmental information continued

Number of employees	Average 2001	Average 2000	Year end 2001	Year end 2000
UK & Ireland	**27,500**	27,200	**27,600**	27,400
Continental Europe & Africa	**10,100**	8,500	**10,600**	9,000
Americas	**15,700**	13,400	**16,600**	14,100
Asia Pacific	**6,600**	5,300	**6,900**	6,000
Total continuing operations	**59,900**	54,400	**61,700**	56,500
Discontinued operations	**200**	1,600	**–**	200
Total	**60,100**	56,000	**61,700**	56,700

2 Exchange rates

The significant exchange rates relative to £ sterling used in the preparation of these financial statements are as follows:

	2001 Average rate	2001 Year end rate	2000 Average rate	2000 Year end rate
US dollar	**1.44**	**1.45**	1.53	1.49
Euro	**1.62**	**1.64**	1.64	1.60
Singapore dollar	**2.59**	**2.69**	2.63	2.58

3 Operating charges

	2001				2000		
	Continuing £m	**Acquisitions £m**	**Discontinued £m**	**Total £m**	Continuing £m	Discontinued £m	Total £m
Raw materials, consumables and other purchases	**269.5**	**0.9**	**–**	**270.4**	220.1	9.8	229.9
Staff costs							
Wages and salaries	**1,172.0**	**26.1**	**3.6**	**1,201.7**	1,052.4	29.0	1,081.4
Social security costs	**109.3**	**2.7**	**0.7**	**112.7**	99.2	11.7	110.9
Other pension costs	**(16.4)**	**0.4**	**–**	**(16.0)**	(17.8)	0.1	(17.7)
Depreciation							
Owned assets	**86.2**	**1.7**	**0.4**	**88.3**	90.6	3.4	94.0
Leased assets	**8.2**	**–**	**–**	**8.2**	3.0	0.3	3.3
Amortisation of goodwill	**20.3**	**–**	**–**	**20.3**	14.4	–	14.4
Amortisation of fixed asset investments	**–**	**–**	**–**	**–**	1.9	–	1.9
Operating lease rentals							
Land and buildings	**145.6**	**3.7**	**0.5**	**149.8**	126.8	0.6	127.4
Vehicles, plant and equipment	**40.7**	**0.8**	**0.7**	**42.2**	37.5	3.5	41.0
Short term rentals	**33.0**	**1.2**	**–**	**34.2**	32.6	0.8	33.4
Redundancy	**6.4**	**0.1**	**–**	**6.5**	4.3	–	4.3
Auditors' remuneration							
Group auditors	**1.6**	**0.1**	**–**	**1.7**	1.5	–	1.5
Other auditors	**–**	**–**	**–**	**–**	0.2	–	0.2
Other operating charges	**2,317.6**	**76.2**	**9.7**	**2,403.5**	2,422.3	49.5	2,471.8
	4,194.0	**113.9**	**15.6**	**4,323.5**	4,089.0	108.7	4,197.7

Group auditors' remuneration includes £0.1m (2000: £0.1m) in respect of the Company.

Fees payable to the Group's auditors and their associates for non-audit work amounted to £3.2m (2000: £2.6m) and included £1.5m (2000: £1.3m) for assurance services, being principally due diligence in respect of acquisitions and disposals; £0.6m (2000: £1.3m) in relation to taxation advice and compliance procedures; £0.3m (2000: £nil) in relation to work on business processes and £0.8m (2000: £nil) for other services.

Of these fees, £1.9m (2000: £2.0m) was in respect of the Company and its UK subsidiary undertakings and £1.3m (2000: £0.6m) in respect of overseas subsidiary undertakings.

Directors' remuneration	**2001 £'000**	2000 £'000
Aggregate emoluments	**2,634**	2,385
Gains made on exercise of share options	**–**	478
Gains made on exercise of a Long Term Incentive Plan award	**–**	251
Company pension contributions to defined contribution schemes	**221**	216

Highest paid director		
Aggregate emoluments and gains on exercise of share options and awards	**635**	959

Retirement benefits are accruing to four (2000: five) Directors under defined contribution schemes and to five (2000: five) Directors under defined benefit schemes. As explained in note 16, no payments are being made to the Exel Retirement Plan and Ocean Nestor Pension Scheme as employer contributions are currently suspended.

The Directors' remuneration stated above is in respect of the period from 1 January or date of appointment to the Board, whichever is later, to 31 December or date of resignation, whichever is earlier. Details for each Director of their remuneration, compensation for loss of office, pension entitlements and share options are included in the remuneration report on pages 30 to 33.

4 Exceptional items

	2001 £m	2000 £m
Profit on disposals of fixed assets		
Share of joint venture profit on disposal of Paddington land and buildings	–	25.9
Profit on disposals of other fixed assets	**8.6**	3.5
	8.6	29.4
Profit/(loss) on disposals of discontinued operations		
Loss on disposal of German frozen food logistics business (after reinstated goodwill of £16.1m)	**(23.1)**	–
Allied Pickfords disposal further consideration	**12.3**	–
Loss on disposal of Exel Froid (after reinstated goodwill of £31.4m)	–	(60.0)
Profit on disposal of Cory Towage (2000: after reinstated goodwill of £8.5m)	**2.4**	20.6
Other disposals (including goodwill £2.7m)	**(2.3)**	–
	(10.7)	(39.4)
Provision for loss on operations to be discontinued		
German chilled food logistics business (after reinstated goodwill of £1.2m)	**(10.2)**	–
Costs of reorganisation in continuing operations		
Reorganisation costs following the merger	**(15.0)**	(29.9)
Costs of termination of former Exel plc share schemes following the merger	–	(21.0)
Merger transaction costs	–	(30.0)
	(15.0)	(80.9)
Amounts written off investments		
Investment in Allied Worldwide	**(10.7)**	–
Total exceptional items	**(38.0)**	(90.9)

5 Net interest

	2001 £m	2000 £m
Interest payable and similar charges		
Interest on bank loans and overdrafts	**10.8**	11.2
Interest on other loans	**19.7**	22.6
Finance lease charges	**2.4**	2.3
Share of associated undertakings' interest	–	0.1
	32.9	36.2
Less: capitalised	–	(0.6)
Interest receivable		
Group interest receivable	**(11.3)**	(19.6)
Share of joint ventures' interest	**(0.4)**	(0.3)
Share of associated undertakings' interest	**(0.1)**	–
Net interest payable	**21.1**	15.7

6 Tax on profit on ordinary activities

	2001		2000	
	£m	**£m**	£m	£m
UK tax				
UK corporation tax at 30.0%	**63.6**		25.1	
Double taxation relief	**(46.9)**		(6.6)	
Deferred tax	**13.4**		12.2	
Advance corporation tax written back	**(2.0)**		(1.3)	
Share of joint ventures' tax	**0.6**		6.1	
Adjustments in respect of prior years	**–**		(2.1)	
		28.7		33.4
Foreign tax				
Current tax	**19.4**		23.6	
Deferred tax	**2.7**		(1.7)	
Share of joint ventures tax	**0.1**		–	
Share of associated undertakings' tax	**0.5**		0.4	
Adjustments in respect of prior years	**1.7**		1.9	
		24.4		24.2
		53.1		57.6
The tax charge is analysed as follows:				
On ordinary activities before exceptional items		**56.9**		60.0
On exceptional items		**(3.8)**		(2.4)
		53.1		57.6

7 Dividends paid and proposed

	2001		2000	
	Pence per share	**£m**	Pence per share	£m
Interim declared and paid	**7.0**	**20.3**	6.8	20.1
Final proposed by the Directors	**14.3**	**42.2**	13.9	41.3
	21.3	**62.5**	20.7	61.4

Dividends amounting to £0.3m (2000: £0.3m) in respect of the Company's shares held by the LTIP and ESOP trusts (note 13) have been deducted in arriving at the aggregate of dividends paid and proposed. Dividends amounting to £0.3m (2000: £0.4m) on shares held by the QUEST and ESOS trusts have been waived.

8 Earnings per share

	2001			2000		
		Earnings per share			Earnings per share	
	Earnings £m	**Basic Pence**	**Diluted Pence**	Earnings £m	Basic Pence	Diluted Pence
Profit for the financial year	**67.4**	**22.9**	**22.8**	17.3	5.9	5.8
Add back						
Amortisation of goodwill	**20.3**	**6.9**	**6.9**	14.4	4.9	4.8
Exceptional items	**38.0**	**12.9**	**12.8**	90.9	31.2	30.7
Tax on exceptional items	**(3.8)**	**(1.3)**	**(1.3)**	(2.4)	(0.8)	(0.8)
Before goodwill and exceptional items	**121.9**	**41.4**	**41.2**	120.2	41.2	40.5

Weighted average number of shares (millions)	**2001**	2000
Basic average number of shares	**294.2**	291.6
Dilutive potential ordinary shares	**1.9**	4.9
Diluted average number of shares	**296.1**	296.5

Basic earnings per share of 22.9p (2000: 5.9p) represents the profit attributable to each share. It is based on the profit attributable to ordinary shareholders for the financial year of £67.4m (2000: £17.3m) divided by the weighted average number of 294.2m (2000: 291.6m) shares in issue during the year.

Profit on ordinary activities before taxation and earnings per share, both before goodwill amortisation and exceptional items, are provided in addition to the earnings per share required by FRS 3 because, in the opinion of the Directors, they will assist shareholders to consider more readily the underlying performance trends of the Group.

9 Intangible assets – goodwill

	Cost £m	**Amortisation £m**	**Net book amount £m**
At 1 January 2001	291.2	(24.3)	**266.9**
Additions			
2001 acquisitions	142.4	–	**142.4**
Prior year acquisitions	0.6	–	**0.6**
Amortisation for the year	–	(20.3)	**(20.3)**
Disposal of businesses	(3.0)	0.3	**(2.7)**
Exchange differences	3.0	(0.1)	**2.9**
At 31 December 2001	**434.2**	**(44.4)**	**389.8**

10 Tangible assets

Group	Land and buildings Freehold £m	Long leasehold £m	Short leasehold £m	Plant and equipment £m	Total £m
Cost					
At 1 January 2001	324.1	35.2	46.3	607.5	**1,013.1**
Additions					
By purchase of businesses	9.5	–	–	7.1	**16.6**
Other	9.9	2.4	5.5	107.1	**124.9**
Disposals					
By sale of businesses	(3.1)	–	–	(4.9)	**(8.0)**
Other	(26.2)	(1.9)	(1.3)	(91.2)	**(120.6)**
Reclassifications	–	(5.0)	–	5.0	**–**
Exchange differences	(0.4)	3.0	(3.3)	0.1	**(0.6)**
At 31 December 2001	**313.8**	**33.7**	**47.2**	**630.7**	**1,025.4**
Depreciation					
At 1 January 2001	70.4	15.6	15.4	338.4	**439.8**
Additions					
By purchase of businesses	–	–	–	2.3	**2.3**
Charge for year	8.6	2.8	4.3	80.8	**96.5**
Disposals					
By sale of businesses	(0.7)	–	–	(2.9)	**(3.6)**
Other	(6.8)	(1.6)	(1.1)	(70.1)	**(79.6)**
Reclassifications	–	(1.0)	–	1.0	**–**
Exchange differences	0.2	0.5	(0.3)	0.6	**1.0**
At 31 December 2001	**71.7**	**16.3**	**18.3**	**350.1**	**456.4**
Net book amount					
At 31 December 2001	**242.1**	**17.4**	**28.9**	**280.6**	**569.0**
At 31 December 2000	253.7	19.6	30.9	269.1	573.3

Included within plant and equipment are assets held under finance leases of £6.0m (2000: £5.6m). The gross amount of capitalised interest in tangible fixed assets is £1.9m (2000: £1.9m).

Parent company	Land and buildings Freehold £m
Cost	
At 1 January 2001	**7.5**
Disposals	**(7.5)**
At 31 December 2001	**–**
Depreciation	
At 1 January 2001	**1.7**
Disposals	**(1.7)**
At 31 December 2001	**–**
Net book amount	
At 31 December 2001	**–**
At 31 December 2000	5.8

11 Investment in joint ventures

Group	Share of net assets £m	Loans £m	Total £m
At 1 January 2001	17.0	(14.0)	**3.0**
Profit for the year	1.6	–	**1.6**
Additions	0.3	–	**0.3**
Repaid	–	6.0	**6.0**
Advanced	–	(1.0)	**(1.0)**
Dividends	(7.0)	–	**(7.0)**
At 31 December 2001	**11.9**	**(9.0)**	**2.9**

The Group's interests in its principal joint ventures are 50% of each of Joint Retail Logistics Limited, a logistics services company, and Ardillane Limited, a property company.

12 Other investments

Group	Associated undertakings £m	Other investments £m	Total £m
At 1 January 2001	5.5	37.0	**42.5**
Profit for the year	1.4	–	**1.4**
Additions	0.1	–	**0.1**
Disposals	(0.5)	–	**(0.5)**
Dividends	(1.0)	–	**(1.0)**
Exchange differences	(0.1)	(0.6)	**(0.7)**
At 31 December 2001	**5.4**	**36.4**	**41.8**
Amounts provided			
At 1 January 2001	–	–	–
Charge for year	–	10.7	**10.7**
At 31 December 2001	**–**	**10.7**	**10.7**
Net book amount			
At 31 December 2001	**5.4**	**25.7**	**31.1**
At 31 December 2000	5.5	37.0	42.5

All investments are unlisted.

Associated undertakings are stated at the Group's share of tangible net assets. The Group's share of retained profits of associated undertakings at 31 December 2001 was £2.7m (2000: £1.4m).

Other investments are stated at cost less amounts provided.

Parent company	Subsidiary undertakings £m
Cost	
At 1 January and at 31 December 2001	**200.5**

13 Investment in own shares

Group and Parent Company	QUESTs £m	ESOS/ ESOP £m	LTIP £m	Total £m
Cost				
At 1 January 2001	8.1	11.3	8.6	**28.0**
Additions	–	–	0.2	**0.2**
Disposals	(3.5)	(0.8)	(1.6)	**(5.9)**
At 31 December 2001	**4.6**	**10.5**	**7.2**	**22.3**
Amortisation and provisions				
At 1 January 2001	–	–	5.3	**5.3**
Charge for year	–	0.3	–	**0.3**
Disposals	–	–	(1.6)	**(1.6)**
At 31 December 2001	**–**	**0.3**	**3.7**	**4.0**
Net book amount				
At 31 December 2001	**4.6**	**10.2**	**3.5**	**18.3**
At 31 December 2000	8.1	11.3	3.3	22.7

At 31 December 2001, 2.7m (2000: 3.9m) shares were held in trust on behalf of employees who hold options under the Group's Save As You Earn schemes ('QUESTs'), Executive Share Option Scheme ('ESOS'), Employee Share Ownership Plan Trust ('ESOP') and Long Term Incentive Plan ('LTIP'). The market value of these shares at 31 December 2001 was £21.0m (2000: £37.2m). Dividends are waived by the QUEST and ESOS trusts. Details of the schemes are given in the remuneration report on pages 30 to 33.

14 Debtors: amounts falling due within one year

	Group		Parent company	
	2001 £m	2000 £m	**2001 £m**	2000 £m
Trade debtors	**644.5**	647.2	**–**	0.4
Amounts owed by group undertakings	**–**	–	**68.9**	98.9
Taxation recoverable	**19.3**	3.3	**14.5**	1.8
Advance corporation tax recoverable	**2.9**	5.9	–	–
Other debtors	**138.0**	152.8	**0.7**	0.4
Prepayments and accrued income	**91.8**	40.1	**4.9**	1.6
	896.5	849.3	**89.0**	103.1

15 Debtors: amounts falling due after more than one year

	Group		Parent company	
	2001 £m	2000 £m	**2001 £m**	2000 £m
Amounts owed by group undertakings	**–**	–	**728.8**	745.6
Other debtors and prepayments	**5.5**	9.7	**–**	–
Pension prepayments	**324.4**	289.5	**93.0**	80.3
	329.9	299.2	**821.8**	825.9

The pension prepayments represent the parts of the surplus in the pension schemes which have already been reflected in the group financial statements under SSAP 24 (note 16). They represent prepayments of pension contributions for future years.

16 Pensions

The Group has continued to account for pensions in accordance with SSAP 24 and the disclosures given in (a) are those required by that standard. FRS 17 'Retirement benefits' will not be mandatory for the Group's financial statements until 2003. Prior to then, the required phased disclosures, to the extent not given in (a), are set out in (b) below.

(a) SSAP 24 Pensions costs

The major UK schemes are of the defined benefit type (except for the part of the Exel Retirement Plan for members under the age of 40 which is of the defined contribution type) and are administered by external trustees independently of the Group's finances. These schemes cover 47% of UK employees; defined benefit arrangements account for 60% of the membership of the schemes. The pension costs for these schemes have been assessed with the advice of independent qualified actuaries using the projected unit method. Full actuarial valuations of both the main UK pension schemes, the Exel Retirement Plan and the Ocean Nestor Pension Scheme, were carried out as at 31 March 2000. The major actuarial assumptions were:

Investment return	7.0%
Salary growth	4.5%
Pension increase	3.0%
Dividend growth	4.0%

The market value of the assets in the Exel Retirement Plan and the Ocean Nestor Pension Scheme at the valuation date were £1,841.0m and £755.8m respectively. The actuarial valuation of these assets represented 136% and 145% respectively of the liabilities for benefits that had accrued to members after allowing for expected future increases in salaries. The actuaries have been able to recommend the continued suspension of the Group's contributions to both schemes until at least 31 December 2002. The pension surpluses are spread on the level percentage of pay method over the average estimated remaining service life of employees, currently 12 years. The pensions credit comprises a regular cost of £25.7m (2000: £24.4m) less a variation of £60.2m (2000: £57.9m) arising from the surplus.

The main defined benefit schemes outside the UK have been assessed in accordance with advice from independent qualified actuaries and are accounted for using SSAP 24. The charge included in the profit and loss account in relation to these schemes was £4.9m (2000: £4.9m).

The Group also has a number of defined contribution schemes. The total cost of defined contribution arrangements of £13.6m (2000: £10.9m) has been charged against profits in the year.

(b) FRS 17 Retirement benefits

The valuations of the UK schemes used for FRS 17 disclosures are based on the most recent actuarial valuations at 31 March 2000 and updated by William M Mercer Ltd to assess the liabilities of the schemes at 31 December 2001 for the purposes of FRS 17. Scheme assets are stated at their market value at 31 December 2001.

Market values of overseas schemes assets and liabilities at 31 December 2001 have been assessed by local actuaries.

The disclosures for all of the Group's defined benefit arrangements are aggregated below. Overseas assets and liabilities are included, but are not material to the totals.

The financial assumptions used to calculate scheme liabilities under FRS 17 are:

Valuation method	Projected unit
Discount rate	5.8%
Inflation rate	2.4%
Increase to deferred benefits during deferment	2.4%
Increases to pensions in payment	2.4%
Salary increases	3.9%

16 Pensions continued

The assets in the schemes and the expected rates of return were:

	Long term rate of return expected at 31 December 2001	Value at 31 December 2001 £m
Equities	8.0%	**1,490**
Bonds	5.8%	**449**
Other	7.0%	**57**
Total market value of assets		**1,996**
Present value of schemes' liabilities		**(1,505)**
Net surplus in the schemes		**491**
Related deferred tax net liability		**(147)**
Net pension asset		**344**

If the above amounts had been recognised in the financial statements, the Group's net assets and reserves at 31 December 2001 would have been as follows:

	2001 £m
Net assets	
Net assets excluding pension assets and liabilities	**632**
Pension assets	**352**
Pension liabilities	**(8)**
Net assets	**976**
Reserves	
Profit and loss reserve excluding pension assets and liabilities	**328**
Pension assets	**352**
Pension liabilities	**(8)**
Profit and loss reserve	**672**

17 Creditors: amounts falling due within one year

	Group		Parent company	
	2001 £m	2000 £m	2001 £m	2000 £m
Debenture loans (note 19)	**26.2**	116.3	**–**	–
Bank loans (note 19)	**2.6**	6.4	**–**	–
Bank overdrafts	**25.6**	17.2	**23.0**	10.2
Finance lease obligations	**2.2**	2.7	**–**	–
Trade creditors	**309.4**	319.8	**–**	–
Amounts owed to group undertakings	**–**	–	**78.4**	56.1
Taxation payable	**93.5**	79.8	**–**	2.2
Other taxes and social security	**72.3**	54.3	**–**	–
Deferred consideration	**4.4**	9.4	**–**	–
Proposed dividend	**42.2**	41.3	**42.2**	41.3
Other creditors	**112.0**	106.7	**18.1**	9.1
Accruals and deferred income	**289.2**	243.0	**–**	–
	979.6	996.9	**161.7**	118.9

18 Creditors: amounts falling due after more than one year

	Group		Parent company	
	2001 £m	2000 £m	2001 £m	2000 £m
Debenture loans (note 19)	**189.9**	182.9	**–**	–
Bank loans (note 19)	**88.1**	32.2	**57.8**	–
Finance lease obligations	**21.2**	17.6	**–**	–
Amounts owed to group undertakings	**–**	–	**242.1**	428.2
Deferred consideration	**29.1**	0.7	**–**	–
Other creditors	**4.1**	4.8	**–**	–
	332.4	238.2	**299.9**	428.2

19 Debenture and bank loans

	Group		Parent company	
	2001 £m	2000 £m	**2001 £m**	2000 £m
Amounts due within one year				
Debenture loans				
9.47% US$100m notes due 2001	**–**	67.2	**–**	–
Floating rate notes	**25.1**	48.1	**–**	–
Other loans	**1.1**	1.0	**–**	–
	26.2	116.3	**–**	–
Bank loans				
Secured	**1.6**	1.4	**–**	–
Unsecured	**1.0**	5.0	**–**	–
	2.6	6.4	**–**	–
Amounts due after more than one year				
Debenture loans				
6.76% US$15m notes due 2006	**10.3**	9.9	**–**	–
6.86% US$90m notes due 2008	**62.1**	59.7	**–**	–
7.04% US$170m notes due 2010	**117.3**	113.3	**–**	–
Other loans	**0.2**	–	**–**	–
	189.9	182.9	**–**	–
Bank loans				
Secured	**30.3**	31.1	**–**	–
Unsecured				
Syndicated loan due 2006	**57.8**	–	**57.8**	–
Other	**–**	1.1	**–**	–
	88.1	32.2	**57.8**	–
Total debenture and bank loans	**306.8**	337.8	**57.8**	–

Debenture and bank loans are denominated in a number of currencies and bear interest based on LIBOR or foreign equivalents appropriate to the country in which the borrowing is incurred.

Debenture loans are unsecured and are stated net of unamortised issue costs of £1.7m (2000: £1.9m). These costs together with the interest expense are allocated to the profit and loss account over the terms of the related facilities at a constant rate based on the carrying amount.

Secured loans are subject to mortgages or fixed and floating charges over assets, mainly property.

20 Derivatives and other financial instruments

An explanation of the Group's objectives, policies and strategies for the role of derivatives and other financial instruments in managing the risks of the Group in its activities is given in the financial review on pages 17 to 20. The disclosures below exclude short term debtors and creditors.

Interest rate risk profile of financial assets

Floating rate financial assets are bank balances on which interest is received at interest rates fixed in advance for periods ranging up to six months, based on the relevant national LIBOR equivalents. Nil rate financial assets are mainly investments. The interest rate profile, analysed by currency, of the financial assets of the Group was as follows:

	Floating rate £m	Nil rate £m	Total £m
31 December 2001			
Sterling	28.6	9.9	**38.5**
US dollar	17.9	33.6	**51.5**
Euro	44.3	9.8	**54.1**
Other	19.4	9.8	**29.2**
	110.2	**63.1**	**173.3**
31 December 2000			
Sterling	83.8	16.4	100.2
US dollar	24.2	35.2	59.4
Euro	40.1	–	40.1
Other	28.0	8.7	36.7
	176.1	60.3	236.4

Interest rate risk profile of financial liabilities

The interest rate profile of debenture and bank loans, bank overdrafts, finance leases and relevant long term creditors, analysed by currency, was as follows:

					Fixed rate		Nil rate
	Fixed rate £m	Floating rate £m	Nil rate £m	Total £m	Weighted average interest rate %	Weighted average period for which rate is fixed Years	Weighted average period until maturity Years
31 December 2001							
Sterling	0.2	31.5	–	**31.7**	8.5	0.5	–
US dollar	190.5	14.4	33.5	**238.4**	7.0	7.6	1.5
Euro	41.0	71.7	3.4	**116.1**	6.6	4.0	4.5
Other	2.0	4.5	1.3	**7.8**	7.6	2.0	2.4
	233.7	**122.1**	**38.2**	**394.0**	**7.0**	**6.9**	**1.8**
31 December 2000							
Sterling	0.5	34.8	–	35.3	8.1	0.5	–
US dollar	185.2	76.8	2.9	264.9	7.1	8.6	2.5
Euro	42.6	28.2	2.0	72.8	5.7	6.2	4.2
Other	0.6	6.6	0.6	7.8	7.1	1.3	3.9
	228.9	146.4	5.5	380.8	6.8	8.1	3.3

The floating rate financial liabilities consist primarily of £25.1m (2000: £49.1m) loan notes that bear interest at margins below LIBOR, €95m (2000: €nil) syndicated loan facility drawings at a margin over EURIBOR and US$nil (2000: US$100.0m) loan notes that bore interest above US$ LIBOR.

20 Derivatives and other financial instruments continued

Maturity of financial liabilities

The maturity profile of the Group's financial liabilities, including relevant long term creditors, was as follows:

	2001 £m	2000 £m
Maturing on demand or within one year	**61.6**	142.6
Maturing within one to two years	**36.2**	7.2
Maturing within two to five years	**83.9**	24.3
Maturing after five years	**212.3**	206.7
	394.0	380.8

Borrowing facilities

The Group has various borrowing facilities available. The undrawn committed facilities in respect of which all conditions precedent had been met were as follows:

	2001 £m	2000 £m
Expiring after two years	**616.0**	675.0

Fair values of financial instruments

The book values and fair values, by category, of the Group's financial assets and financial liabilities were as follows:

	2001		2000	
	Book value £m	Fair value £m	Book value £m	Fair value £m
Primary financial instruments				
Short term borrowings and short term portion of long term borrowings	**(56.6)**	**(56.6)**	(142.6)	(145.8)
Long term borrowings	**(299.2)**	**(315.8)**	(232.7)	(239.4)
Long term creditors	**(33.2)**	**(33.2)**	(5.5)	(5.5)
Cash at bank and in hand	**128.5**	**128.5**	181.6	181.6
Current asset investments	**7.5**	**7.5**	17.8	17.8
Other investments	**25.7**	**25.7**	37.0	37.0
Derivative financial instruments held to manage interest rate profile				
Interest rate caps and floors				
Bought	**–**	**–**	0.4	3.8
Sold	**–**	**–**	(0.4)	(3.7)
Derivative financial instruments held to hedge currency exposure				
Forward foreign exchange contracts				
Buy	**(5.0)**	**(5.0)**	1.5	1.5
Sell	**11.6**	**11.6**	(1.6)	(1.6)
	(220.7)	**(237.3)**	(144.5)	(154.3)

Market values have been used to determine the fair value of interest rate swaps, interest rate caps and floors, and forward foreign exchange contracts. There were no significant differences between the book values and fair values of long term creditors, cash at bank and in hand, current asset investments and other investments. The fair values of all other items have been calculated by discounting the expected future cash flows at prevailing interest rates. The sterling equivalent of the forward foreign exchange buy contracts was £249.5m (2000: £91.6m) and of the sell contracts was £767.2m (2000: £410.7m) expiring over a maximum period of one year (2000: six months).

Currency risk

Structural currency exposures
As explained in the treasury risk management section of the financial review on page 20, the Group's objective in managing the currency exposures arising from its net investment overseas is to hedge these exposures with a combination of currency borrowings and forward exchange contracts. Exchange gains and losses arising from structural currency exposures, net of hedges, are included in the statement of total recognised gains and losses.

Transactional currency exposures
Transactional currency exposures arise from trading transactions denominated in currencies other than the functional currency of the business. These exposures give rise to currency gains and losses recognised in the profit and loss account.

The Group carries on a significant amount of intra-group activity across the world. To control the currency exposures arising from this trading activity, Exel's treasury function ('Group Treasury') operates an intercompany netting system which passes the non-functional currency exchange risk to Group Treasury. The residual exchange risks are hedged by Group Treasury using forward foreign currency contracts. The net foreign currency monetary assets and liabilities are shown below:

Functional currency of group operation	US Dollar £m	Euro £m	Other £m	Total £m
31 December 2001				
Sterling	**(1.4)**	**1.6**	**(6.2)**	**(6.0)**
31 December 2000				
Sterling	0.4	(4.4)	(2.9)	(6.9)

Hedges
Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. There are no deferred gains or losses. The market values of the unrecognised gains and losses on financial instruments used for hedging are, at year end rates, expected to be recognised as follows:

			2001			2000
	Gains £m	**Losses £m**	**Net £m**	Gains £m	Losses £m	Net £m
In the next financial year	–	–	–	3.4	(3.3)	0.1
Gains and losses in previous years recognised in the year	**3.4**	**(3.3)**	**0.1**	4.6	(4.4)	0.2

21 Provisions for liabilities and charges

Group	Environmental £m	Surplus properties £m	Insurance £m	Deferred taxation £m	Other £m	Total £m
At 1 January 2001	5.2	9.4	48.7	95.2	43.0	**201.5**
Purchase of businesses	–	1.9	–	–	0.2	**2.1**
Charged to profit and loss account	0.2	4.9	45.9	16.1	23.6	**90.7**
Credited to profit and loss account	(0.3)	(0.3)	–	–	(15.5)	**(16.1)**
Utilised	–	(1.6)	(42.3)	–	(18.0)	**(61.9)**
Exchange differences	–	–	0.3	(0.4)	(0.2)	**(0.3)**
At 31 December 2001	**5.1**	**14.3**	**52.6**	**110.9**	**33.1**	**216.0**

The Environmental division operates a number of landfill sites in the UK. Provision is made for the costs of restoring sites to the condition required by planning consents. These provisions will be utilised over the lives of the relevant landfill sites which range from five to 20 years. The amount and timing of these costs may be affected by a number of factors including the rate of usage of the site and changes in technology.

The surplus property provision is in respect of the expected holding costs of properties which are surplus to the requirements of the operating businesses. The residual leases of these properties range between one year and 19 years.

The insurance provision is in respect of the costs of claims which are not insured externally, and fall below the excesses on the Group's insurance policies. Claims can take several years to be settled.

Other provisions cover litigation, warranties, integration costs, business terminations and other items. Utilisation of certain of these provisions can take up to and over five years.

Parent company	Surplus properties £m	Deferred taxation £m	Other £m	Total £m
At 1 January 2001	1.1	23.7	5.0	**29.8**
Transferred from subsidiary undertakings	–	66.8	–	**66.8**
Charged to profit and loss account	–	20.0	1.1	**21.1**
Credited to profit and loss account	(0.9)	–	–	**(0.9)**
Utilised	(0.2)	–	(1.0)	**(1.2)**
At 31 December 2001	**–**	**110.5**	**5.1**	**115.6**

Deferred taxation

Group	Provided 2001 £m	Provided 2000 £m	Not provided 2001 £m	Not provided 2000 £m
Pension prepayments	**97.3**	86.2	**–**	–
Accelerated tax depreciation	**13.1**	9.5	**12.8**	11.4
Other (provisions, losses, etc)	**(4.4)**	(5.7)	**(28.8)**	(19.3)
Capital gains rolled over	**3.4**	3.4	**–**	–
Overseas dividends receivable	**1.5**	1.8	**–**	–
	110.9	95.2	**(16.0)**	(7.9)

In addition to the amounts shown above, advance corporation tax of £2.4m (2000: £4.4m) is available for use against future corporation tax liabilities. No provision has been made for further taxes which could arise if overseas companies were to remit dividends to the UK in excess of those anticipated in these financial statements.

Parent company	Provided 2001 £m	Provided 2000 £m	Not provided 2001 £m	Not provided 2000 £m
Pension prepayments	**97.3**	23.7	**–**	–
Accelerated tax depreciation	**15.4**	–	**1.5**	7.9
Other (provisions, losses, etc)	**(2.2)**	–	**(14.4)**	(5.4)
	110.5	23.7	**(12.9)**	2.5

The Company has undertaken to pay the UK corporation tax liabilities for the majority of its UK subsidiaries. Accordingly the Company records the relevant UK corporation tax and UK deferred tax liabilities in its balance sheet.

22 Share capital

Ordinary shares of 27$^{7}/_{9}$p each

Authorised share capital	m	£m
At 1 January and at 31 December 2001	**384.0**	**106.6**

Allotted, called up and fully paid share capital	m	£m
At 1 January 2001	297.5	82.6
Shares allotted during the year	0.2	0.1
At 31 December 2001	**297.7**	**82.7**

During the year, a number of options granted under the Company's share option schemes were exercised at a range of prices between 215p and 784p, as a result of which 188,720 shares were issued.

The following options over ordinary shares remained outstanding at 31 December 2001:

	Number of shares '000	Subscription price per share pence	Period over which exercisable	Number of shares '000	Subscription price per share pence	Period over which exercisable
Savings-Related Share Option Scheme 1992	9	215	2002	209	626	2002/2006
	26	287	2002/2003	142	819	2002/2007
	84	374	2002/2004	855	944	2003/2008
	169	430	2002/2005	2,280	586	2004/2009
Savings-Related Share Option Scheme 1996	124	552	2002	325	476	2002/2004
Share Option Scheme 1984	6	294	2002/2004	50	249	2002/2004
All Employee Share Option Scheme 1992	3	681	2002/2004	15	598	2002/2006
	7	588	2002/2005			
Executive Share Option Scheme 1992	80	966	2002/2004	18	598	2002/2006
	14	681	2002/2004	10	634	2002/2006
	17	588	2002/2005			
Executive Share Option Scheme 1994	4	305	2002/2005	479	784	2002/2008
	45	375	2002/2005	247	871	2002/2009
	27	423	2002/2006	661	1053	2002/2009
	51	453	2002/2006	644	1230	2003/2010
	100	486	2002/2007	1,536	1121	2003/2010
	174	537	2002/2007	1,755	722	2004/2011
	334	702	2002/2008	2,352	749	2004/2011
	10	798	2002/2008			
Executive Share Option Scheme 2001	1,423	786	2004/2011	1,384	749	2004/2011
	81	755	2004/2011			

The options above constitute 5.3% of the issued shares of the Company. Shares are held by the QUESTs, ESOS and ESOP to satisfy 1,919,861 shares related to the above options (note 13).

23 Reserves

Group	Share premium account £m	Merger reserve £m	Capital redemption reserve £m	Profit and loss account £m	Total £m
At 1 January 2001	49.9	50.7	103.5	530.3	**734.4**
Profit for the financial year	–	–	–	67.4	**67.4**
Dividends	–	–	–	(62.5)	**(62.5)**
	–	–	–	4.9	**4.9**
Shares allotted	1.1	–	–	–	**1.1**
Goodwill released on disposals	–	–	–	17.3	**17.3**
Exchange differences	–	–	–	2.4	**2.4**
Tax on exchange differences	–	–	–	(0.3)	**(0.3)**
Movements in the year	**1.1**	**–**	**–**	**24.3**	**25.4**
At 31 December 2001	**51.0**	**50.7**	**103.5**	**554.6**	**759.8**

The cumulative goodwill on acquisitions which has been taken to reserves is £180.6m (2000: £197.9m).

The amount included within reserves in respect of the defined benefit pension schemes asset is £227.1m (2000: £203.3m), net of the related deferred tax.

Parent company	Share premium account £m	Capital redemption reserve £m	Profit and loss account £m	Total £m
At 1 January 2001	49.9	103.5	380.4	**533.8**
Profit for the financial year	–	–	29.4	**29.4**
Dividends	–	–	(62.5)	**(62.5)**
	–	–	(33.1)	**(33.1)**
Shares allotted	1.1	–	–	**1.1**
Exchange differences	–	–	(1.5)	**(1.5)**
Tax on exchange differences	–	–	(0.3)	**(0.3)**
Movements in the year	**1.1**	**–**	**(34.9)**	**(33.8)**
At 31 December 2001	**51.0**	**103.5**	**345.5**	**500.0**

As permitted by Section 230 of the Companies Act 1985, the profit and loss account for the Company has not been included in these financial statements.

24 Financial commitments

	Group	
	2001 £m	2000 £m
Contracted capital commitments	**5.4**	15.6

The Company had no capital commitments.

	2001		2000	
Operating leases	**Land and buildings £m**	**Plant and equipment £m**	Land and buildings £m	Plant and equipment £m
The Group has commitments during the next financial year in respect of non-cancellable operating leases as follows:				
Operating leases which expire				
Within one year	**24.0**	**5.8**	19.4	6.9
Between one and five years	**71.8**	**20.6**	68.2	18.3
After five years	**40.3**	**1.0**	37.7	1.6
	136.1	**27.4**	125.3	26.8
Total commitments were as follows:				
Amounts payable				
Within one year	**136.1**	**27.4**	125.3	26.8
Between one and five years	**266.1**	**33.9**	244.7	36.6
After five years	**257.7**	**2.0**	247.5	0.8
	659.9	**63.3**	617.5	64.2

The Company had no commitments in respect of operating leases.

A large proportion of operating leases in respect of land and buildings is subject to rent reviews.

25 Contingent liabilities

The nature of the Group's business and the extent of its operations are such that its operating companies are from time to time involved in legal proceedings, as plaintiff or defendant. No such current proceedings are expected to have a material effect on the Group. Certain of the Group's banking arrangements include cross guarantees between Group companies. The Group has contingent liabilities of £14.2m (2000: £14.2m) principally for guarantees in connection with performance bonds.

The Company has guaranteed certain bank and other credit facilities of subsidiary undertakings and performance bonds amounting at the year end to £195.9m (2000: £187.3m). These guarantees are typically for overdraft facilities, certain operating leases, and customs and airline credit facilities. For VAT purposes the Company is grouped with certain subsidiary undertakings in the Exel VAT group; under this arrangement the Company has a joint and several liability for amounts due by those undertakings to HM Customs and Excise.

26 Acquisitions

The principal acquisitions during the year were:
- In January 2001, 100% of the shares of Werthmann+Köster were acquired. The consideration consisted of a cash payment of €7.5m (£4.6m) and deferred consideration estimated at €2.9m (£1.8m).
- In April 2001, the business of FX Coughlin was acquired. The consideration consisted of a cash payment of US$140m and deferred consideration estimated at US$40m. The amount of the deferred consideration that will be paid is dependent upon certain business targets being met over a two year period. The purchase agreement allows for an additional earnout payment of up to US$130m if business performance in 2001 and 2002 significantly exceeds the performance in 2000, but no such payment is expected to be made.

The goodwill life of both the above acquisitions is assessed at 20 years.

FX Coughlin

In its last financial year to 31 December 2000, FX Coughlin made a profit after tax of US$8.7m (£5.7m). After adjusting for one-off charges that are not expected to recur it made an underlying operating profit of US$20.0m (£13.1m). For the period since that date to the date of acquisition, FX Coughlin made an underlying profit after tax of US$2.3m (£1.6m).

Adjustments to the book value of net assets acquired are shown below.

	Book amount £m	Accounting policy alignments £m	Revaluations £m	Fair value to Group £m
Tangible fixed assets	5.7	(3.1)	–	**2.6**
Net debt	(2.4)	–	–	**(2.4)**
Other current assets	37.2	(1.3)	(0.9)	**35.0**
Other current liabilities	(40.2)	–	–	**(40.2)**
Provisions	–	(1.9)	–	**(1.9)**
	0.3	**(6.3)**	**(0.9)**	**(6.9)**
Goodwill				**132.6**
Consideration and costs				**125.7**

Consideration comprised:	
Net cash paid	**98.0**
Deferred consideration	**27.7**
	125.7

The fair value adjustment for alignment of accounting policies reflects the restatement of assets and liabilities in accordance with the Group's policies. The fair value adjustments contain some provisional amounts which will be finalised in the 2002 financial statements when the fair value review has been completed.

Other acquisitions

No material fair value adjustments have been made in respect of other acquisitions. This is provisional pending finalisation of the fair value review of the acquired businesses.

	Fair value to Group £m
Tangible fixed assets	**11.7**
Net debt	**(7.7)**
Other current assets	**7.7**
Other current liabilities	**(4.8)**
Provisions	**(0.2)**
	6.7
Goodwill	**9.8**
Consideration and costs	**16.5**

Consideration comprised:	
Net cash paid	**12.9**
Deferred consideration	**3.6**
	16.5

The finalisation of the fair values and an adjustment to the deferred consideration for prior year acquisitions have resulted in an increase in goodwill of £0.6m (note 9).

27 Disposals

The principal disposal during the year was the German frozen food logistics business which was sold in December 2001. Net proceeds include £12.3m of further consideration from the Allied Pickfords disposal.

	£m
Net assets disposed	
Intangible assets – goodwill	**2.7**
Tangible fixed assets	**4.4**
Net debt	**(0.1)**
Other current assets	**1.9**
Other current liabilities	**(1.8)**
Goodwill previously written off to reserves	**16.1**
	23.2
Net proceeds	**12.5**
Loss on disposal	**10.7**

	2001 £m	2000 £m
Movements in provisions		
Insurance	**3.6**	2.1
Surplus property	**3.0**	(4.9)
Other	**(7.4)**	4.2
	(0.8)	1.4
Movements in working capital		
Stocks	**2.8**	(0.8)
Debtors	**(2.0)**	(45.2)
Creditors	**27.1**	40.2
	27.9	(5.8)
Returns on investment and servicing of finance		
Interest received	**10.2**	19.2
Interest paid	**(34.5)**	(36.4)
Dividends paid to minority shareholders	**(7.8)**	(10.1)
	(32.1)	(27.3)
Taxation		
Tax paid	**(38.4)**	(46.3)
Tax refunds	**3.0**	–
	(35.4)	(46.3)
Purchase of businesses		
Consideration and costs	**(110.9)**	(18.2)
Net cash in acquired businesses	**0.1**	1.1
Deferred consideration	**(5.9)**	(37.1)
	(116.7)	(54.2)
Sale of businesses		
Consideration less costs	**(2.2)**	73.2
Net cash in disposed businesses	**–**	(4.8)
Deferred consideration received	**14.7**	–
	12.5	68.4
Financing		
Allotment of shares	**1.2**	2.7
Issue of shares by former Exel	**–**	10.3
Debt falling due within one year		
Additions	**1.4**	1.1
Repayments	**(100.4)**	(27.4)
Debt falling due after more than one year		
Additions	**57.5**	16.0
Repayments	**–**	(143.1)
(Payments)/receipts in respect of foreign currency hedges	**(0.4)**	6.8
Capital element of finance lease rental payments	**(3.4)**	(5.1)
	(44.1)	(138.7)

Analysis of net debt	At 1 Jan 2001 £m	Cash flow £m	Acquisitions and disposals £m	New leases £m	Exchange differences £m	At 31 Dec 2001 £m
Cash at bank and in hand	181.6	(51.3)			(1.8)	**128.5**
Overdrafts	(17.2)	(8.0)			(0.4)	**(25.6)**
	164.4	(59.3)			(2.2)	**102.9**
Loans	(337.8)	41.5	(4.4)	–	(6.1)	**(306.8)**
Finance leases	(20.3)	3.4	(5.7)	(1.3)	0.5	**(23.4)**
Current asset investments	17.8	(10.3)	–	–	–	**7.5**
Total	**(175.9)**	**(24.7)**	**(10.1)**	**(1.3)**	**(7.8)**	**(219.8)**

Acquisitions

The principal cash flows relating to acquisitions were as follows:

	2001 £m
Operating loss before exceptional items	**(3.3)**
Depreciation and amortisation	**6.4**
Movements in provisions	**(0.4)**
Movements in working capital	**2.5**
Net cash inflow from operating activities	**5.2**
Net cash outflow for capital expenditure and financial investment	
Purchase of tangible fixed assets	**(1.9)**
Net cash inflow before financing	**3.3**

Discontinued operations

The principal cash flows relating to discontinued operations were as follows:

	2001		2000	
	£m	£m	£m	£m
Operating loss before exceptional items		**(0.8)**		(8.2)
Depreciation and amortisation		**0.4**		3.7
Profit on disposal of tangible fixed assets		**–**		(0.2)
Movements in provisions		**–**		0.8
Movements in working capital		**(0.5)**		1.4
Net cash outflow from operating activities		**(0.9)**		(2.5)
Interest paid (net)		**–**		(0.7)
Taxation		**–**		(1.0)
Capital expenditure and financial investment				
Purchase of tangible fixed assets	**(0.1)**		(3.6)	
Sale of tangible fixed assets	**–**		0.6	
Net cash outflow for capital expenditure and financial investment		**(0.1)**		(3.0)
Free cash flow		**(1.0)**		(7.2)
Cash outflow for acquisitions		**–**		(0.1)
Net cash outflow before financing		**(1.0)**		(7.3)

29 Subsidiary undertakings

The Group's principal operating subsidiary undertakings are set out below, all of which are held indirectly by Exel plc. Unless otherwise stated, the holdings are 100% of the voting rights and shares.

	Country of incorporation and operation
Logistics	
Europe	
Exel Logistics (Belgium) NV	Belgium
Exel Logistics France SA	France
Exel (Germany) GmbH	Germany
Exel Europe Ltd	Great Britain
Exel Freight Management (UK) Ltd	Great Britain
Higgs International Ltd	Great Britain
Mercury International Ltd	Great Britain
Tradeteam Ltd (50.1%)	Great Britain
Exel Walsh Western (Holdings) Ltd	Ireland
Exel (Italy) SpA	Italy
Exel Services Holdings (Nederland) BV	The Netherlands
Exel (Iberia) SL	Spain
Exel Freight Management AB	Sweden
Americas	
Exel Global Logistics (Canada) Inc	Canada
Exel Logistics de Mexico SA de CV	Mexico
Exel Inc	USA
Exel Direct Inc	USA
Exel Global Logistics Inc	USA
Exel North American Logistics Inc	USA
Exel Transportation Services Inc	USA
FX Coughlin Inc	USA
Asia Pacific	
Exel Hong Kong Ltd	Hong Kong
Exel Japan KK	Japan
Exel Logistics (Korea) Ltd	Korea
Exel (Singapore) Pte Ltd	Singapore
Environmental	
Cory Environmental Ltd	Great Britain

		2001	2000	1999
Turnover	£m	**4,539.9**	4,412.4	4,277.9
Operating profit				
Before goodwill and exceptional items	£m	**207.7**	206.3	219.1
After goodwill and exceptional operating costs	£m	**187.4**	191.9	201.2
Profit before tax				
Before goodwill and exceptional items	£m	**186.6**	190.6	201.9
After goodwill and exceptional items	£m	**128.3**	85.3	275.5
Shareholders' funds	£m	**842.5**	817.0	778.2
Net debt	£m	**(219.8)**	(175.9)	(202.0)
Free cash flow	£m	**140.3**	62.2	49.8
Net cash (outflow)/inflow before the use of liquid resources and financing	£m	**(25.5)**	20.3	17.4
Dividend per share	pence	**21.3**	20.7	19.55
Earnings per share				
Basic	pence	**22.9**	5.9	70.4
Basic before goodwill and exceptional items	pence	**41.4**	41.2	44.4

Shareholder analysis as at 1 March 2002

Size of holding	Number of holders	%	Number of shares	%
1 – 100	8,253	27.01	337,363	0.11
101 – 500	9,960	32.60	2,654,956	0.89
501 – 1,000	4,313	14.12	3,109,763	1.04
1,001 – 5,000	5,705	18.67	12,450,861	4.18
5,001 – 10,000	927	3.03	6,562,617	2.20
10,001 – 50,000	925	3.03	19,792,019	6.65
50,001 – 100,000	166	0.54	11,517,513	3.87
100,001 – 500,000	189	0.62	41,454,865	13.93
500,001 and over	112	0.38	199,789,321	67.13
	30,550	100.00	297,669,278	100.00

Share price information

The latest share price information is available on the Exel website. Shareholders within the UK can also use Ceefax, Teletext and the Cityline service operated by the Financial Times (Telephone 0906 843 3545).

Electronic communications

Shareholders may elect to receive notice of shareholder communications, such as Annual and Interim Reports and notice of shareholder meetings, by e-mail by registering with the Shareview service operated by the Registrar. To register, log on to www.shareview.co.uk and complete the online registration process. The service also allows you to check your holding online.

Enquiries on shareholdings

All administrative enquiries relating to shareholdings should be directed to the Registrar.

Dividend reinvestment plan ('DRIP')

The dividend reinvestment plan enables shareholders to use the whole of their cash dividends to buy additional shares in the Company in the market at competitive dealing rates. Full details of the plan can be obtained from the Registrar.

Individual Savings Accounts (ISAs)

The Company does not operate a branded ISA but the opportunity to invest in the Company's shares through an ISA is available from various providers on a self select basis.

Financial calendar	2002
Preliminary announcement of 2001 results and final dividend	11 March
Annual report posted	20 March
Ex-dividend date	17 April
Dividend record date	19 April
Last date for shareholders to elect for DRIP	22 April
Annual General Meeting	24 April
Payment of 2001 final dividend	14 May
Announcement of 2002 interim results and dividend	July
Payment of 2002 interim dividend	October

Low cost share dealing service

This service has been established with the Company's brokers, Cazenove & Co Ltd. It is designed to provide shareholders with a low cost way of buying and selling Exel shares.

Further information, including the necessary form, can be obtained from Cazenove & Co Ltd, Corporate Dealing Department, 12 Tokenhouse Yard, London EC2R 7AN Telephone: +44 20 7606 1768.

Unsolicited mail

The law obliges the Company to make its register of members available to other organisations and, as a consequence, some shareholders may receive unsolicited mail. Shareholders wishing to limit the amount of such mail should write to the Mailing Preference Service, DMA House, 70 Margaret Street, London W1W 8SS or register online at www.mpsonline.org.uk

MPS will then notify the bodies which support its service that you do not wish to receive unsolicited mail.

Annual General Meeting

The Annual General Meeting will be held on Wednesday 24 April 2002 at 12 noon in the Churchill Auditorium, The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE.

Company Secretary

D G Evans

Registered office

Ocean House, The Ring, Bracknell, Berkshire RG12 1AN
Telephone: +44 1344 302000.

Registrar

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
Telephone: 0870 600 3970 (from within the UK)
or +44 121 433 8000 (from outside the UK).

Auditors

Ernst & Young LLP
Becket House
1 Lambeth Palace Road
London SE1 7EU

Stockbrokers

Cazenove & Co Ltd
12 Tokenhouse Yard
London EC2R 7AN

ABN Amro Hoare Govett
250 Bishopsgate
London EC2M 4AA

Exel website

For additional information, visit our website at www.exel.com

Global coverage



Contract logistics and global freight management

Global freight management

Designed and produced by williams and phoa
Printed in the UK

This report is printed on paper from sustainable forests using an elemental chlorine free process.

Head Office:
Exel plc
Ocean House
The Ring
Bracknell, RG12 1AN
UK
Telephone +44 1344 302000

Headquarters, Consumer,
Retail and Healthcare – Europe:
Exel
Solstice House
251 Midsummer Boulevard
Milton Keynes, MK9 1EQ
UK
Telephone +44 1908 244000

Headquarters, Consumer,
Retail and Healthcare – Americas:
Exel
501 West Schrock Road
Westerville
Ohio, OH 43081
USA
Telephone +1 614 890 1730

Headquarters, Technology
and Global Freight Management:
Exel
4120 Point Eden Way, Suite 200
Hayward
California, CA 94545
USA
Telephone +1 510 731 3333

Headquarters, Asia Pacific:
Exel
7 Changi South Street 2
#03-00
Singapore 486415
Telephone +65 6545 1833

www.exel.com

